FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    ☒          Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐          No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

National Bank of Greece S.A.

Group and Bank

Interim Financial Report

30 June 2013

August 2013

Certification of the Board of Directors

on the interim financial report as at 30 June 2013

Certification of Chairman, Chief Executive Officer and a member of the Board of Directors pursuant to Article 5 of Law 3556/07.

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)         The interim financial report for the period ended 30 June 2013 has been prepared in accordance with the current accounting standards and present a true and fair view of the Statement of Financial Position and Income Statement of the Bank and of the companies included in the consolidation.

(2)         The Board of Directors report for the period ended 30 June 2013 truly and fairly presents all information required by Article 5, Para 6 of Law 3556/07.

Athens, 29 August 2013

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE BOD MEMBER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS K. SABATACAKIS

Board of Directors Report

for the period ended 30 June 2013

Economic environment during the first half of 2013

The global economy picked up slightly its growth pace in the first half of 2013 compared with the second half of 2012. However, it has underperformed relative to expectations in the beginning of 2013, broadly remaining in a slow and steady growth environment, on the back of growth disappointment in major emerging economies, such as Russia, South Africa, Brazil and China and relatively deeper recession in the euro area during the first quarter of 2013. By contrast, US growth remains broadly on track and economic growth surprised positively in Japan. More specifically, in the US, the concerns of a fiscal drag on growth resulting from the expiration of the payroll tax reduction and sequester-related spending cuts have not materialized, as employment conditions have strengthen and consumer spending has proven more resilient than initially expected. In addition, the US housing market recovery was gradually gaining momentum, and combined with rising US equity prices, supported further consumer balance sheets. In the euro area, the recession proved slightly deeper than expected (in the first quarter of 2013), due to stronger headwinds from fiscal austerity, banking sector weakness, and ongoing political uncertainty which undermined confidence. Having said that, euro area Purchasing Managers Index (“PMI”) leading indicators bottomed out in the second quarter, pointing to an exit from recession. Indeed, euro area real GDP growth was positive in the second quarter of 2013 (0,3% quarter-on-quarter), for the first time after six consecutive quarters of negative economic growth. In Japan, bold monetary and fiscal policy initiatives of the Abe administration led to a meaningful response by the markets and the economy by the beginning of 2013. First half growth came in particularly strong, business and consumer confidence increased, the Japanese stock market rallied and the Yen depreciated, underpinning Japanese exports. However, the announcement of the agenda of structural reforms, the “third arrow” of “Abenomics”, was met with market skepticism, lacking boldness and details. Growth in emerging economies disappointed in the first half of 2013, primarily due to slower exports, lower commodity prices, rising bond yields in developed economies, financial stability concerns as well as capacity constraints.

On the back of the fragile global growth prospects, major central banks continued (or in case of Bank of Japan, significantly expanded) their ultra accommodative monetary policy stance, as well as their unconventional policy tools. Specifically, the Federal Reserve System (“Fed”) initiated USD 45 billion of US Treasury purchases per month on an open-ended form on January 2013, which were on top of USD 40 billion Mortgage Backed Securities purchases per month since September 2012. However, by the end of the first half, as the recovery of the US economy appeared to have gained some traction, the Fed signaled that a tapering off of asset purchases could begin at September this year and could be terminated by June 2014, provided that the US economic recovery stays on a firm footing. Fed’s intentions caused increased volatility in global markets, pushing up US Treasury yields by around 100 bps from May 2013 lows. Note that the Fed has clarified that a potential termination of quantitative easing policy would not necessitate the first rate hike in the short-term policy rates, which could remain well-anchored to zero level for a longer period. On the other side of the Atlantic, forced by an unexpected faltering in growth prospects, the European Central Bank (“ECB”) cut its main refinancing rate by 25 bps to 0,50% on May 2013 and its marginal lending facility rate by 50 bps to 1,0%, while kept the deposit facility rate unchanged, tightening, eventually, the interest rate corridor, from 150 bps to 100 bps. Moreover, lately the ECB broke new ground adopting a light form of “forward guidance” stating that the short-term interest rates are expected to remain at current or lower levels for an extended period of time, albeit it missed to provide further clarification on what “an extended period” can mean. However, following the announcement, some ECB officials commented that the introduction of forward guidance should not be perceived as a policy pre-commitment.

Recessionary headwinds in the Greek economy remained strong in the first quarter of 2013, with GDP contracting by 5,6% year-on-year in the first quarter of 2013 compared with a drop of 6,4% in the end of 2012 (the contraction of GDP slowed down to 4,6% in the second quarter of 2013). Despite the notable reduction in uncertainty since late 2012 and especially in the first half of 2013 (following the timely completion of scheduled reviews of Greece’s economic adjustment programme (“Programme”) and the elimination of euro exit risk) domestic demand continues to be weighed down by the still high fiscal burden, challenging labor market trends and a sizeable negative carry of approximately 2,8% year-on-year, due to the strongly declining trend of GDP in previous quarters.

In this environment, private consumption in Greece declined by 8,7% year-on-year in the first quarter of 2013, against a backdrop of falling wages (by 10,1% year-on-year in the first quarter of 2013), declining employment (by 6,3% year-on-year in the first quarter of 2013), ongoing deleveraging in the household sector (by 3,6% year-on-year in the first half of 2013) and relatively tight liquidity conditions that reflected, inter alia, elevated tax payment obligations of the private sector in this period - an estimated €11 billion of tax payments in the first quarter of 2013 (5,7% of GDP), on a cash basis. Business investment remained on a declining path in the first quarter of 2013 (by 1,8% year-on-year versus 18,7% in the first quarter of 2012 and 3,8% of GDP cumulatively since 2008) as a still uncertain outlook, relatively tight liquidity conditions and a low level of capacity utilization in many sectors continue to hold back investment decisions. Net exports added almost 1,8% in real GDP growth in the first quarter of 2013, on the back of a further decline in imports (by 7,8% year-on-year, in constant prices), while the exporting performance remained subdued mainly due to the weak EU demand.

External adjustment continued in the first half of 2013 with the annual contraction in current account deficit (“CAD”), maintaining the strong momentum of 2012, when the Greek CAD contracted by 68% year-on-year to 3,4% of GDP. Increasing evidence of a strong rebound in tourist revenue in the second quarter of 2013 (indeed, travel receipts increased by 17,8% in the first half of the year, following the rise in tourist arrivals by 12,3%), in conjunction with rising merchandise export orders and relatively stable energy prices, are expected to contribute to a further drop in the CAD to a nearly balanced position.

The contraction of residential investment continues at an unabated pace (by 34,4% year-on-year in the first quarter of 2013), as the sharp drop in disposable income, tight liquidity conditions and elevated taxation on real estate property led to a further drop in demand and accentuated excess-supply pressures in this market. Indeed, residential prices have declined by 31% since their peak in the third quarter of 2008 until the second quarter of 2013, while the stock of unsold houses (built post 2002) remains at historically high levels.

Labor market conditions remain very challenging, with economy-wide employment registering a further drop of 5,5% year-on-year in the first five months of 2013 and the unemployment rate reaching 26,9% during the same period (data adjusted for seasonality). However, significant progress in wage adjustment (decreased by 23% peak-to-date) and improving employment prospects in tourist-related activities are laying the foundation for a gradual slowing in the annual pace of employment contraction in the second quarter and especially in the third quarter of 2013.

Liquidity conditions in the Greek economy remain tight, as bank lending to the private sector continued to contract (by 4,1% year-on-year in the first half of 2013), while the cumulative increase in bank deposits of the private sector during the second half of 2012 and the first five months of 2013 (€8,2 billion) is only a fraction of the €25,5 billion contraction registered in the first half of 2012 and about €97 billion between September 2009 and June 2013. The increasing pace of clearance in government arrears (about €2 billion of final payments in the first five months of 2013 versus approvals of €3,2 billion), which is expected to accelerate further in the second half of 2013, higher EU transfers (increased by 24% year-on-year in the first five months of 2013), in conjunction with an envisaged normalization in public investment program payments (payments up to €4,7 billion are budgeted for the last five months of 2013) are expected to contribute to a gradual improvement in liquidity conditions and activity trends in the following quarters.

The successful completion of the 3rd and 4th Programme Reviews in the first seven months of 2013 and the concomitant disbursement of €5,8 billion of funding in the third quarter of 2013 and of another €1,0 billion in the fourth quarter of 2013, which are estimated to fully cover government financing needs in the second half of 2013, will contribute to a further reduction of uncertainty. This development, if combined with the achievement of a small primary surplus in the general government budget in 2013 (with government-budget implementation trends remaining in line with this target in the first half of 2013) and the acceleration of structural reforms (especially reforms of the public administration and tax collections) would considerably improve the growth outlook for Greece.

During the first half of 2013 the Greek banking system entered a crucial phase for its future structure and capacity, as capital increases of core and non-core banks were performed within a strict timeframe (by end-June 2013). As expected, this process led to further consolidation of the banking sector, as smaller credit institutions which could not be recapitalized with private funds were absorbed by core banks. Recapitalization was complemented by other actions, including liability management exercises and the sale of non-core assets, which further strengthened banks’ capital adequacy.

Another event that earmarked banking developments in Greece was the outbreak of the Cyprus crisis in April 2013, which nevertheless had limited effect on the Greek banking system, despite the close interaction of the two economies and the substantial presence of Cypriot banks in Greece. The timely transfer of domestic franchises of those banks to a Greek bank eliminated risk for depositors, minimized contagion risk and resulted in a smooth transition.

Even though the prolonged recession of the economy continued to put pressure on banking activities, the retail funding base of Greek banks has shown signs of recovery since mid-2012. Banks’ liquidity position has improved, as deleveraging continued, while dependence on central bank funding decreased and financing via the emergency liquidity assistance mechanism (“ELA”) was minimized. Also on the positive side, the generation of non-performing loans exhibited clear signs of deceleration, following a year of record high formation.

Banks intensified their efforts to contain operating costs, especially staff costs. To this end, a new collective agreement was signed with OTOE (the Federation of Greek Banks Employees), leading to a further cut of about 9% (6% effective in July 2013 and 3% effective in the first quarter of 2014 following the abolition of the balance sheet bonus).

The successful capital increases of core banks, which raised almost €3 billion from private investors, is a vote of confidence to the recovery prospects of the Greek economy and provide fuel for future development of banking business.

In the first half of 2013, the macroeconomic picture in Turkey was mixed. Economic growth accelerated and the banking sector performance remained robust; however, external imbalances worsened. Indeed, the Turkish economy seems to have gained momentum in the first half of 2013, in view of the first quarter growth performance (up to a 4-quarter high of 3% year-on-year, from a trough of 1,4% year-on-year in the fourth quarter of 2012 and 2,2% year-on-year in the full-year 2012) and most of leading indicators, despite the ongoing slowdown of the global economy and the continued fiscal consolidation (the 12-month rolling fiscal deficit stood at 1,3% of GDP in June against 2% of GDP in December 2012). Interestingly, the pick-up in economic activity was driven by domestic demand, for the first time since mid-2011, underpinned, inter alia, by a loose monetary policy stance and buoyant credit activity. The central bank average effective funding rate moderated to 5,3% in the first half of 2013 from 7,6% in 2012 and the lending to the private sector growth accelerated sharply to 24,9% year-on-year in June from 15,3% in December 2012, despite the authorities’ efforts to contain credit activity growth at 15% and the tightening liquidity of the banking sector, with the loan-to-deposit ratio largely exceeding the 100% threshold, standing at 109% in June, up from 101% in December 2012 and 97% in December 2011. Looking ahead, economic activity is set to strengthen in the second half of the year, albeit at a slower pace than previously expected, mainly due to a tightening of the monetary policy stance. Indeed, on 23 July 2013, the central bank initiated a cycle of monetary policy tightening by increasing its overnight lending rate by 75 bps to 7,25%, in an effort to contain the deterioration in inflation expectations and promote financial stability, in the face of rapid credit growth and subsiding capital inflows. It increased its overnight lending rate twice since then by a total of 125 bps to 7,75%.  The full-year 2013 GDP growth is standing at its long-term potential of 4%, down from the initial forecast of 5,3% but up from the 2012 outcome of 2,2%.

On a negative note, the acceleration in economic activity was accompanied by a widening of the current account deficit, which stood at 6,6% of GDP in June in 12-month rolling terms, compared with 6% in December 2012. Financing the current account deficit had been manageable until end-May; however, the quality of the financing had remained poor, as the bulk of the current account deficit continued to hinge on short term financing (large portfolio inflows and repatriation of bank and non-bank residents’ assets abroad). Against this backdrop of poor quality of financing, the economy and the domestic currency would remain vulnerable to sudden shifts in global investor sentiment, due to fears of earlier-than-expected tapering of quantitative easing by the Fed and, to a lesser extent, risks of renewed political tensions, especially in the build up to the double elections next year.

In line with the improving operating environment in the first half of this year, the fundamentals and the performance of the Turkish banking sector remained strong. Specifically, in the first six months of this year, the return on average equity ratio stood at 15,3% (annualised) against 15,7% in 2012, the non-performing loans-to-total loans ratio remained broadly unchanged from its 2012 level of 2,8%, and the capital adequacy ratio moderated slightly to 16,3% in the first five months of this year from 17,9% in 2012, well above the statutory threshold of 12%, in line with the acceleration of lending activity.

In the first half of 2013, the macroeconomic picture in South Eastern Europe — 5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania and Serbia) improved. Economic activity seems to have strengthened in the first half of 2013, in view of the first quarter growth performance (up to 1,9% year-on-year from 0,4% year-on-year in the full-year 2012) and a large number of leading indicators, despite the recession in the region’s main trading partner, the Eurozone, the absence of fiscal stimulus (the 12-month rolling fiscal deficit stood at 2,7% of GDP in June against 2,8% of GDP in December 2012), and further weakening in credit activity. Note that growth of credit to the private sector turned negative at 1,1% year-on-year in June, down from 3,1% year-on-year in December 2012, on the back of i) shrinking financing of the majority foreign-owned banking sector by parent banks, reflecting continued pressures on their capital positions at home, and ii) bank tight credit standards, stemming from their efforts to contain the deteriorating asset quality (with the non-performing loan ratio at the level of 19% in the first quarter of this year) and protect their capital. The pick-up in economic activity was driven by net exports, reflecting mainly a strengthening of the export base and increasing export diversification. Looking ahead, economic activity is set to keep momentum in the second half of the year, underpinned by a strengthening of domestic demand, reflecting mainly a normalisation of agricultural output (agriculture shaved off 1,4% from headline growth in 2012) and a less restrictive income policy. The full-year 2013 GDP growth is standing at around 2%, still below its long-term potential of 3,5% but well above the 2012 outcome of 0,4%.

On another positive note, the adjustment in external imbalances, started in 2009 in the wake of the global economic and financial crisis, continued, with the 12-month rolling current account deficit declining further to a multi-year low of 2,0% of GDP in June, from 4,6% of GDP in December 2012 and the range of 15%-17% of GDP on the eve of the collapse of Lehman Bros, reflecting not only scarce external financing and weak domestic demand but also stronger exports.

Amid an improving operating environment the fundamentals and the performance of the SEE-5 banking sector improved in the first quarter of this year. Indeed, the bottom line is estimated to have more than doubled to €2,7 billion (annualised) from €1,2 billion (annualised) in the same quarter a year earlier, the creation of non-performing loans decelerated (leading, however, to excessively high non performing loan ratios, ranging between 11,9% in FYROM and 24,0% in Albania, and the capital adequacy ratio strengthened across-the board, ranging between 15,0% in Romania and 20,4% in Serbia).

Analysis of financial figures of the NBG Group

The Group was profitable for a third consecutive quarter, as profit for the period attributable to NBG equity shareholders in the first half amounted to €344 million, including one off items from positive deferred tax amounting to €208 million, despite further impairment on NBG’s stake in Eurobank amounting to €17 million (or a total negative impact of €176 million for the first half of 2013). In addition, the continued upgrade in Greece’s credit rating positively affected profitability and led to the write-back of provisions against claims on the Hellenic Republic totalling €481 million.

The growth in the Group’s core earnings by 8,4% quarter-on-quarter in the second quarter of 2013 to €999 million (versus €922 million in the first quarter of 2013) reflects the gradual reversal of the slowdown in the Group’s business in Greece and SE Europe as well as further cost cutting which continued in both regions and especially Greece. It also reflects the ongoing strong contribution of NBG’s subsidiary in Turkey.

A clear indication of the improving economic climate is the fact that operating profit before provisions more than covers provisioning levels, for the first time in nine quarters.

On a six-month basis, profits totalled €344 million, versus losses of €1.894 million in the first half of 2012. Excluding non-recurring profit and loss, profit for the period attributable to NBG equity shareholders amounted to €312 million in the first half of 2013. The contribution by Finansbank was particularly strong, as it reported a profit for the period of €332 million, while the Group’s SE Europe(1) subsidiaries posted profits for the period of €6 million, versus losses of €13 million in the first half of 2012.

In the first half of 2013, staff expenses in Greece fell by 11,6% year-on-year, while total expenses (excluding non-recurring general and administrative expenses) posted a 7,9% reduction. Cost cutting in the sphere of operating expenses continued in SE Europe, down by 2,9% year-on-year, thus contributing to the Group’s core profitability. Including the rapidly growing footprint of Finansbank in Turkey (101 new branches were opened in the course of the past twelve months), the Group’s expenses in the first half of 2013 posted a marginal increase, up 2,8% year-on-year. Domestic operating expenses will decline further in the second half of 2013, due to the impact of both the new Collective Labor Agreement that comes into effect as of 1 July 2013 and discontinuation of the balance-sheet bonus from next year.

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

With respect to the quality of the Group’s loan book, it is particularly encouraging that the slowdown in new loan delinquencies in Greece has continued, while they posted a further significant decline in the second quarter of 2013 in SE Europe. More specifically, new delinquencies at Group level totalled €1,2 billion in the first half of 2013, while at the peak of the crisis in the first half of 2012 delinquencies had topped €2,3 billion. As a result, provisions were reduced to €853 million in the first half of 2013, compared with €1.202 million a year earlier. Nevertheless, the Group maintains high provision coverage levels, at 56,0% (versus 54,4% at the end of the first quarter of 2013), this level being among the highest in the market.

Ongoing improvement in liquidity is another positive development. Specifically, the 10,2% year-on-year growth in the Group’s deposits, coupled with the contraction of the loan book after provisions by 3,7% over the same period, has led to an improvement in the liquidity ratio (loans-to-deposits) to 102,2% at Group level, versus 115,8% in June 2012. In Greece the loan-to-deposit ratio stood at 92,9% (improved by 17,5% year-on-year) thereby placing NBG comfortably in the best position in the domestic market in terms of liquidity. This development comprises tangible evidence of NBG’s sound liquidity and its improved ability to channel funding for the growth of the Greek economy. It is notable that the corresponding ratio for SE Europe, which stood at 103,5% (an improvement of 22,5% year-on-year), is low relative to peers in the same markets, while it has decreased by half when compared with pre-crisis levels. In Turkey the said ratio posted an improvement of 9,3% year-on-year to 109,3% at the end of the first half, while there was also a significant improvement in the deposit mix due to the higher share of low-cost sight deposits.

As regards capital adequacy, the Core Tier I ratio stood at 9,2% following the successful share capital increase with private sector participation. The said ratio does not take into account the positive impact of the measures which are underway within the framework of the Group’s capital strengthening plan.

Greece: The improvement in the economic climate is reflected in the positive course of core profit and the reduction of provisions

In the first half of 2013, profit for the period attributable to NBG equity shareholders from domestic business totalled €5 million, against losses of €2.133 million in the same period in 2012. The main contributors to this performance were:

i.                  11,7% growth in operating income to €774 million, versus €693 million in the first half of 2012,

ii.               the contraction of operating expenses by 6,4% year-on-year (or 8% excluding non-recurring general and administrative expenses related to the aborted merger of NBG with Eurobank),

iii.            the elimination of trading losses (losses of €3 million versus €346 million in the first half of 2012),

iv.           36,1% reduction in provisions, to €633 million, as a result of the significantly lower new NPLs in the first half of 2013,

v.              the additional write-back, in the second quarter of 2013, of provisions against claims on the Hellenic Republic totalling €199 million.

The steady improvement in net interest income (“NII”) for the second consecutive quarter suggests that the downward cycle is bottoming out. Specifically, the further reduction in funding from the Eurosystem by €9,2 billion (€25,5 billion at the end of June 2013, versus €34,7 billion a year earlier) contributed significantly to the growth in NII. To an even greater extent this performance was boosted by the improvement in the funding mix from the Eurosystem, since the Bank’s exposure to high-cost funding via the Emergency Liquidity Assistance (“ELA”) mechanism, has been drastically reduced from the 100% at the beginning of the year. According to August data, NBG’s exposure to the ELA is now below the €1 billion mark.

The 10,4% growth in deposits from the low level of June 2012, that coincided with the peak in a series of destabilizing pressures in Greece, reflects renewed confidence of depositors in NBG and the Greek banking system more generally. Specifically, both sight and term accounts posted growth of 21,1% and 24,7% respectively versus the first half of 2012, while savings deposits declined by 6,4% in the same period.

Loans and advances to customers, before deduction of provisions, decreased by 5,7% year-on-year to €43,2 billion (before adding loans worth €1,1 billion from FBB). Over the same period, NBG’s loan portfolio contracted at a slightly slower pace than the loan portfolio of the market as a whole (7,0%).

There was a significant slowdown in new loan delinquencies in the first half of 2013, as they totalled €835 million, versus €2.0 billion in the first half of 2012, while the +90 dpd loan ratio stood at 25,4% (excluding FBB) versus 19,3% a year earlier. The provision coverage ratio for +90 dpds continues to remain high at 56,3%, the highest level among domestic systemic banks.

Over the coming quarters, the integration of the healthy part of Probank should provide a boost to our domestic business performance, as the merged entity holds an attractive asset portfolio, ample liquidity and young, highly skilled staff. It is distinguished by its specialization in financing SMEs, with this segment comprising the largest share of its loan portfolio. The absorption of Probank will enhance the Group’s liquidity and its share of the SME market, while the synergies arising from the merger should be in the order of €110 million by 2015.

Finansbank: Profitability continues to grow dynamically — and remains resilient in the face of market volatility

The profit for the period attributable to NBG equity shareholders of Finansbank in the first half of 2013 stood at TL791 million (€332 million), up by 32,3% year-on-year on a constant currency basis. This impressive result was achieved due to a 19,1% improvement in core revenues, on the back of increases in NII, up 26,0%, and fees, up 12,2% year-on-year, despite the loss of income following the sale of the insurance business in the fourth quarter of 2012. Interest margin improved further, reaching 721 bps at the end of the second quarter of

2013 (up by 78 bps on the previous quarter, and by 45 bps year-on-year), as the cost of deposits continues to decline (after reaching a peak in the second quarter of 2012).

The efficiency ratio (cost/income) improved to 42,6% versus 43,7% in the first half of 2012, despite the substantial 23,9% growth in operating costs that reflects Finansbank’s rapid network expansion (by 101 new units), and the increase in its staff by 2.000 employees.

Finansbank’s total lending amounted to TL45,2 billion (€17,9 billion), up 16,7% year-on-year. As a result of Finansbank’s credit expansion strategy, the retail portfolio grew by 18,5% year-on-year to TL26,0 billion, while the business banking portfolio grew by 14,4% year-on-year to TL19,2 billion.

The +90 dpd loan ratio was kept at 5,2% versus 5,1% in June 2012, presenting however a decline on the first quarter (5,8%), due to the sale of part of the NPL portfolio. Applying a conservative provisioning policy, Finansbank’s provisions in the first half reached TL360 million (up by 35,4% year-on-year), while the NPL coverage ratio stood at 68,7%.

Total deposits grew by 20,6% year-on-year to TL35,1 billion. The loan-to-deposit ratio on bank level stood at 109,3% (including the private sector bond issue of TL1,5 billion) versus 118,6% a year earlier.

The strong capital base of Finansbank comfortably supports the dynamic growth of its balance sheet, while its Total Capital Adequacy Ratio (CAR) of 18,8% (despite the strong correction in the price of Turkish bonds in May) is the highest among its peers. It should also be noted that, compared with other Turkish banks, Finansbank has the lowest exposure to Turkish government bonds.

SE Europe: Back to profitability by stabilizing revenues and enhancing asset quality

In the first half of 2013 the Group’s businesses in SE Europe posted profit of €6 million, versus negative results in the first half of 2012. A key contributing factor to this positive result was the stabilization in the growth rate of NPLs, reflecting the accelerating normalization of economic activity in the region, enabling a reduction in provisions versus 2012 and the stabilization of net interest income. NII were impacted indirectly by the lower funding costs brought about by the improved climate in Greece. In addition, the policy to streamline operating costs was continued, generating a further reduction of 2,9% year-on-year.

The liquidity ratio improved further as deposits increased by 13,1% year-on-year (to €5,3 billion), while the Group’s market share in the region improved by 40 bps to 5,8%. Note that the improvement in the liquidity of the Group’s SE Europe subsidiaries throughout the crisis led to a significant compression of the gap between net loans and deposits to €212 million at the end of the first half of 2013 versus €1.227 million a year earlier, posting a decline of €1,0 billion over the same period. Accordingly, this gap is now covered by 5,6 times by the Group’s own funds. As a result of the substantial reduction in the funding gap and the deleveraging of the loan book, the loan-to-deposit ratio decreased to 103,5% at the end of the first half of 2013, compared with 126,0% a year earlier and 160% before the crisis, and is among the lowest in the region.

Total lending declined by 4,7% to €6,3 billion versus €6,6 billion at the end of June 2012, while the Group’s market share stood at 6,2%.

The quality of the loan book is showing clear signs of improvement, as collection of loans in arrears approached (for the first quarter) the generation of new +90 dpds. The +90 dpd loan ratio stood at 24,4% in the first half of 2013, while if the impact of deleveraging is excluded from the figure, the said ratio stands at 24,0%. The NPL coverage ratio increased to 50,6% versus 45,2% at the end of June 2012. In the case of retail NPLs the coverage ratio amounted to 65,7%.

Uncertainties, risks and prospects for the future

The growth rate of the global economy is expected to increase slightly in the second half of 2013, and in the course of 2014, mainly underpinned by the ongoing significantly loose monetary policy using both conventional and unconventional tools and milder fiscal tightening on most advanced economies. Specifically, we expect global economic growth of 3,2% in 2013 and 3,7% in 2014, from 3,2% in 2012. Although imminent tail risks in advanced economies have diminished, downside global growth risks are expected to dominate and stem from possibly tighter global financial conditions if the anticipated unwinding of monetary policy stimulus in the US leads to sharp portfolio rebalances, a potential escalation in the euro area sovereign cum banking crisis or a slower than expected growth in emerging economies.

Economic activity in Greece is expected to contract by 4,4% year-on-year in 2013, with the quarterly pace of decline slowing significantly to below 0,9% quarter-on-quarter (adjusted for seasonality) in the second half of 2013. In this respect, the transition to positive growth rates in 2014 will be supported by increasing exports and business investment, in conjunction with a significantly lower impact from negative carry and fiscal drag (an estimated combined total of 2,3% compared with about 6,0% year-on-year in full year 2013).

The main downside risks to the baseline scenario for Greece are the following:

First, a significant deterioration in the international economic or financial environment. Second, a potential slippage in the implementation of the ambitious structural reform agenda domestically accompanied by elevated tensions at a political level. Third, a coordination failure among the International Monetary Fund (“IMF”), the ECB and the European Union (collectively referred to as the “Troika”), as regards the provision of necessary supplementary support to Greece for ensuring long-term debt sustainability (along the lines of the Eurogroup agreement on 27 November 2012). Fourth, new pressures on Greece to counteract deviations from fiscal targets, through the implementation of additional measures, which would trigger a new round of political uncertainty. On the positive side, a swift resolution of the issues of debt sustainability and medium-term program financing in conjunction with consolidation of favorable trends in exporting sector (especially tourism) supported by a recovery in the euro area, an interrupted flow of liquidity from EU and the public sector and steady improvement in banking system condition could bring forward the turning point of economic activity in the first half of 2014 increasing the momentum of recovery.

The Greek banking system is gradually becoming more compact and efficient, eliminating excess capacity, exploiting synergies and economies of scale. This transformation process is necessary, so that banks will be better equipped to take up their structural role of supporting the Greek economy.

There are downward risks to our 2013 growth forecasts for both Turkey and SEE-5, due to i) a possibility of capital outflow in the second half of the year, on the back of an earlier-than-expected tapering of quantitative easing by the Fed, and ii) weaker-than-expected global activity. Should these risks materialize, the external imbalances would turn better than expected.

Going concern

In June 2013, the recapitalization of the Bank was completed through the share capital increase of €9.756 million of which €1.079 million was contributed by private investors and €8.677 million by the Hellenic Financial Stability Fund (“HFSF”). The HFSF now holds 84,6% of ordinary shares, but HFSF has restrictions on voting rights and on the sale of the shares.

In addition, from 31 March 2013, besides the limit of 8% of capital adequacy ratio, new additional limits of 9% and 6% for Core Tier I and Common Equity ratios respectively for the Group and the Bank, have been established in accordance with Decision 13/28.03.2013 issued by the Executive Committee of the Bank of Greece.

The Core Tier I ratio, calculated in accordance with the above Decision has already increased from 7,8% at 31 December 2012 to 8,3% at 30 June 2013 through a number of completed actions including a Liability Management Exercise, deleveraging and de-risking.  Furthermore, all actions currently completing (e.g. the buy-back of US ADSs and the application of the IRB approach for Finansbank’s loan portfolio) are expected to increase the Core Tier I ratio to 9,2%. In addition, taking into consideration all other actions currently under way, involving the disposal of non-core participations in Greece, the Core Tier I ratio is expected to increase even further.

Although, the Group’s deposits in Greece increased by approximately €2,7 billion in 2013, the crisis in the Greek economy, in conjunction with the strict international supervisory rules, continue to restrict the Bank’s access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank. As of 30 June 2013, the Bank’s funding from the Eurosystem decreased to €25,5 billion (31 December 2012: €30,9 billion) with financial assets of nominal value €22,7 billion (31 December 2012: €18,0 billion) available for further liquidity. As of 27 August 2013, Eurosystem funding had decreased further to €22,2 billion.

Thus, the ability of the Bank to continue as a going concern is dependent on:

a)                 the successful completion of the planned actions in order to comply with the regulatory requirements to maintain a Core Tier I ratio over the minimum threshold of 9,0%; and

the continuing reliance on and the continuation of the Eurosystem liquidity facilities; Management, taking into consideration the measures taken to support the Greek economy as well as the realized and planned actions in order to remedy the capital adequacy of the Group considers that the going concern principle is appropriate for the following reasons:

a)                 the European Commission, the European Central Bank and the International Monetary Fund are expected to continue to provide financial support for Greece;

b)                 the implementation of the additional actions under consideration is expected to increase the Core Tier I ratio over 9,0%;

c)                  the additional support, if this is necessary from the HFSF, on condition that all the requirements provided by the HFSF activation Law to be fulfilled and specifically that of determining the exact funding requirements by the regulatory authorities;

d)                 the Bank is expected to continue to have the ability of issuing and renewing bonds under the Hellenic Republic guarantee in accordance with Greek Law 3723/2008 relating to the Hellenic Republic’s Bank Support Plan;

e)                  the gradual return of deposits to the Greek banking system and to the Bank, and

f)                   the Bank’s largest subsidiary, Finansbank, continues to have access to the international finance markets for raising a significant portion of its funding needs.

Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. This is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the Group Risk Control and Structure Division.

The Group pays particular attention to implementing the highest standards of credit risk management and control.  The Group employs for all facilities credit risk rating and measurement systems, specifically designed to meet the particular characteristics of its various loan exposures.  Active credit risk management is achieved, among others, through: a) the application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.; and b) the use of credit risk mitigation techniques (such as collateral and guarantees).

Furthermore, due to current conditions from the global financial crisis, the Bank and each of its subsidiaries, following conservative credit risk policy, maintained high levels of provisions.

Market Risk of the Trading and Available for Sale Portfolios

Management and monitoring

The Bank, in order to ensure the efficient management of market risk, calculates on a daily basis the Value at Risk (VaR) of its Trading and Available for Sale (“AFS”) portfolios. The VaR estimates refer to a 1-day holding period and a 99% confidence interval. The most significant types of market risk to which the Bank is exposed are the following: interest rate risk, equity risk and foreign exchange risk.

Besides the Bank, on a Group level, the most significant source of market risk is related to the portfolio held by Finansbank. For the measurement and management of market risk, the subsidiary calculates on a daily basis the VaR of its Trading and AFS portfolios through the same system that the Bank uses for this purpose.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall risk of the Bank’s Trading and AFS portfolios. The same limit structure is also in place in Finansbank.

In order to verify the predictive power of the VaR model which is used for the estimation of market risk, the Bank conducts backtesting on a daily basis. The aim of backtesting is to examine whether the hypothetical change in the value of the portfolio, due to the actual movements in the prices of the underlying risk factors, is captured by the VaR estimate of that day. Finansbank also performs backtesting on a daily basis, on its Trading and AFS portfolios.

The daily VaR estimations refer to “normal” market conditions. However, supplementary analysis is necessary for capturing the potential loss that might arise under extreme and unusual circumstances in the financial markets. Thus, the Bank conducts stress testing on a weekly and a monthly basis, through the application of different scenarios depending on the type of risk factor (interest rates, stock index prices, exchange rates). Stress testing is performed on both the Trading and the AFS portfolios. Moreover, stress test analysis is also performed by Finansbank on a monthly basis, on its Trading and AFS portfolios. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the latest financial crises which have taken place in Turkey.

Debt securities in issue, other borrowed funds and preferred securities

On 20 March 2013, Finansbank issued TL 400 million Fixed Rate Notes maturing in 6 months, bearing a 7,2% coupon payable together with the principal on maturity.

On 4 April 2013, Finansbank issued TL 476 million Fixed Rate Notes maturing in 6 months and bearing a 7,0% interest rate.

On 19 April 2013, Finansbank issued TL 124 million Fixed Rate Notes, maturing in 12 months and bearing a 7,8% interest rate.

On 26 June 2013, Finansbank issued bonds with nominal value of TL 525 million maturing in 6 months and bearing a 7,4% interest rate.

On 2 May 2013 and 26 June 2013, in the context of the Bank’s participation in the Hellenic Republic’s Bank Support Plan (Law 3723/2008 — Pillar II), the Bank issued Floating Rate Notes of €4.500 million and €4.266 million, respectively, bearing an interest rate of three-month Euribor plus a margin of 1.200 bps and three-month Euribor plus a margin of 800 bps, respectively. These Notes are held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position.

On 5 August 2013, the Bank utilized from the European Investment Bank Global Loan facility an amount of €50 million, which matures on 7 August 2023 and bears an interest rate of 2,52%.

On 6 August 2013, the Bank renewed its borrowing of Greek Government bonds of €787 million maturing on 25 April 2016, under the provisions of Law 3723/2008 (Pillar III).

On 9 August 2013, the Bank proceeded with the cancellation of covered bonds of €500 million related to the 5th series under its €15 billion covered bond program (Program II) established in June 2010.

Tender Offer to buy back the five series of Hybrid Instruments — repurchase of Preferred Securities

On 23 May 2013, the Bank announced the results of the Tender Offer, which commenced on 8 May 2013 and expired on 22 May 2013, for the buyback of up to the total amount of the five different series of preferred securities (hybrid instruments) issued by its subsidiary NBG Funding Limited. Based on the total nominal values of the securities, which were offered in the Tender Offer, the Bank has calculated that the final amount of the total nominal value accepted for repurchase is as follows:

Titles	Repurchase Price	Total Nominal Value acceptable for the repurchase according to the Tender Offer (in million)	Total Nominal value that is not in the possession of the Bank after the settlement date (in million) (1)
Series A	40,0%	€37	€19
Series B	40,0%	€20	€18
Series C	40,0%	$25	$14
Series D	40,0%	€13	€22
Series E	40,0%	£1	£9

(1)                     For every series, the defined as the current total nominal value of the relevant Series less (a) the Titles that have been purchased by the Bank before the commencement of the Tender Offer and (b) the Titles that have been purchased by the Bank according to the Tender Offer.

The profit that resulted from the buy back of the hybrid instruments for the Group and the Bank amounted to €54 million.

The expiration deadline for the repurchase of the securities in offer by the Bank was 27 May 2013. The repurchase was funded by the Bank’s own existing funds.

Tender Offer to buy back American Depositary Shares

On 31 May 2013, the Bank announced an offer to purchase for cash 22.500.000 out of the 25.000.000 outstanding American Depositary Shares (the “ADSs”) upon the terms and subject to the conditions set forth in the Offer to Purchase. On the terms and subject to the conditions of the Offer, the Bank is offering to pay USD12,50 per ADS net to the seller in cash, less any applicable withholding taxes and without interest, after deduction of any other applicable fees and taxes.

The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

As of 28 June 2013, which was the expiration time of the Offer, 12.360.169 ADSs were validly tendered, representing approximately 49,4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase price for the tendered ADSs was approximately USD155 million settled on 3 July 2013.

Therefore, following the purchase of the ADSs, 12.639.831 ADSs remain outstanding. The Bank will submit for cancellation any ADSs purchased pursuant to the Offer, and will cancel the Preference Shares represented thereby, subject to the requisite corporate approvals for cancellation of the Preference Shares.

Acquisitions, disposals and other capital transactions

Disposal of non-core participations

On 16 January 2013 the Bank announced that, in agreement with the Hellenic Republic Asset Development Fund S.A. (“HRADF”), it launched an international open competitive process for the identification of an investor, within the framework of a proposed joint exploitation of assets of the NBG Group and the HRADF at the “Mikro Kavouri” peninsula of Vouliagmeni (the “Process”). Upon completion of the Process, it is expected that Astir Palace Vouliagmenis S.A. will cease to be a subsidiary undertaking of the Bank. The Process forms part of NBG’s capital enhancement plan and reflects the overall strategic approach of NBG in connection with the disposal of non-core participations of the Group. The prequalification phase of interested parties was completed in the second quarter of 2013. A selected number of parties have been invited to participate in Phase 2 of the Process, upon entering into confidentiality agreements with NBG and the HRADF, and are currently undergoing a due diligence exercise towards submitting binding offers in the fourth quarter of 2013.

Acquisition / deemed disposal of Eurobank Ergasias S.A.

On 5 October 2012, NBG announced a voluntary share exchange offer (the “Tender Offer”) to acquire all the outstanding ordinary registered shares, with a par value of €2,22 per share, issued by Eurobank at an exchange ratio of 58 NBG newly issued ordinary registered shares for 100 Eurobank shares. The Tender Offer was approved by the Hellenic Capital Markets Commission (“HCMC”) on 10 January 2013 and completed in February 2013. As of the date of completion of the Tender Offer on 15 February 2013, 84,4% of Eurobank’s shareholders had tendered their shares pursuant to the Tender Offer.

On 28 March 2013, the Bank of Greece sent letters to the Bank and Eurobank, stating that each bank would have to proceed with the recapitalization which would have to be completed by the end of April 2013 and requesting them to proceed to the relevant necessary actions. On 1 April 2013, the Bank, jointly with Eurobank, sent to the Bank of Greece a letter requesting a formal extension for the recapitalization to 20 June 2013. In this letter, the Bank stated that an extension would allow the Bank adequate time to complete the merger with Eurobank and proceed with the recapitalization as a combined entity. This request was not approved by the Bank of Greece.

On 7 April 2013, the Bank of Greece announced that the recapitalization process for the four major banks (NBG, Eurobank, Alpha Bank and Piraeus Bank) would proceed. On 8 April 2013, the Bank and Eurobank issued a press release stating that the two banks, in agreement with the institutional authorities, would be recapitalized fully and independently of one another. Accordingly, the merger process was suspended.

On 22 April 2013, Eurobank’s board of directors announced that it would propose at the general shareholders meeting on 30 April 2013, that all rights be issued without offering preemptive rights to the existing shareholders. On 30 April 2013, this proposal was approved at the general shareholders meeting. As a result, the recapitalization of Eurobank through the HFSF completed on 31 May 2013, led to the

Bank’s shareholding in Eurobank being reduced to 1,2%, with the HFSF having full voting rights for the Eurobank shares it acquired.

As a result of the above, as of 31 May 2013, the Bank’s investment in Eurobank is accounted for as an AFS investment.

Acquisition of KARELA S.A.

On 15 February 2013, NBG PANGAEA REIC acquired 100% of the share capital and obtained control of KARELA S.A. which is the owner of an office building superstructure of total gross area 29.900 sq.m. on a plot of total area 35.670 sq.m. located in Paiania Attica. The building at the date of acquisition was already leased to a third party. The consideration paid amounted to €56 million in cash. The acquisition was part of NBG PANGAEA REIC investment policy and within the normal course of business of NBG PANGAEA REIC in order to increase its presence in the real estate market.

The acquisition of “selected” assets and liabilities of First Business Bank (“the FBB”)

On 10 May 2013 the Bank, acquired, free of any consideration, selected “healthy” assets and liabilities of FBB which is under special liquidation following the decision 10/1/10.05.2013 of the Bank of Greece Resolution Measures Committee. The Bank acquired FBB’s network of 19 branches with the personnel and FBB’s operations that is customers transactions, deposits and loans.

Based on a preliminary analysis of the unaudited accounting records of FBB as of 10 May 2013, the provisional values of the assets acquired and liabilities assumed from FBB are presented below.

Amounts in € million	10.05.2013
ASSETS
Due from banks	36
Financial assets at fair value through profit or loss	5
Loans and advances to customers	593
Investment securities	53
Other assets	83
Receivable from HFSF (provisional amount)	607
Total assets	1.377

LIABILITIES
Due to banks	309
Due to customers	1.066
Other liabilities	2
Total liabilities	1.377

The “Receivable from HFSF” amount represents the difference between the value of the transferred assets and liabilities (funding gap) that will be covered by the HFSF according to the existing legal framework, which will have the effect of providing additional liquidity to the Bank. The Bank of Greece in accordance with its decision 10/2/10.5.2013 determined the funding gap based on financial information of FBB as of 31 March 2013 to €524 million. Based on the provisional values of FBB’s assets acquired and liabilities assumed as of 10 May 2013, the funding gap has been revised to €607 million. As of 30 June 2013 HFSF has already contributed to the Bank as an advance, European Financial Stability Facility (“EFSF”) bonds, with nominal value of €350 million.

Furthermore, the capital needs due to the acquisition of FBB will be covered by the HFSF.

The acquisition of “selected” assets and liabilities of PROBANK S.A. (“Probank”)

On 26 July 2013 the Bank acquired, free of any consideration, selected “healthy” assets and liabilities of Probank which is under special liquidation following the decision 12/1/26.7.2013 of the Bank of Greece Resolutions Measures Committee. The Bank acquired Probank’s network of 112 branches with the personnel and Probank’s operations that is customers transactions, deposits and loans.

Based on the preliminary analysis of the unaudited accounting records of Probank as of 26 July 2013, the provisional values of the assets acquired and liabilities assumed from Probank are presented below:

Amounts in € million	26.07.2013
ASSETS
Cash and balance with central bank	60
Due from banks	22
Financial assets at fair value through profit or loss	181
Loans and advances to customers	2.160
Investment securities	70
Other assets	134
Receivable from HFSF (provisional amount)	380
Total assets	3.007

LIABILITIES
Due to customers	2.989
Other liabilities	18
Total liabilities	3.007

The “Receivable from HFSF” amount represents the difference between the value of the transferred assets and liabilities (funding gap) that will be covered by the HFSF according to the existing legal framework, which will have the effect of providing additional liquidity to the Bank. The Bank of Greece in accordance with its decision 12/2/26.7.2013 determined the funding gap based on financial information of Probank as of 31 March 2013 at €237 million. Based on the provisional values of Probank’s assets acquired and liabilities assumed as of 26 July 2013, the funding gap has been revised to €380 million. On 12 August 2013 HFSF has already contributed to the Bank as an advance of €158 million in cash.

Furthermore, the capital needs due to the acquisition of Probank will be covered by the HFSF.

Transactions with related parties

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all related parties as defined in IAS 24, which took place during the first half of 2013. Management’s total compensation, receivables and payables must also be disclosed separately.

Group and Bank transactions with Board of Directors members and Management for the first half of 2013

(amounts in € million)	Group	Bank

Total compensation	11,6	2,8
Loans and advances	84,9	84,3
Deposits	12,4	3,7
Letters of Guarantee	11,0	11,0

Intercompany transactions as of 30.6.2013 — Bank

Associates (amounts in € million)	Assets	Liabilities	Income	Expenses	Off Balance sheet

Planet S.A.	2,5	0,1	0,1	0,1	1,5
Social Securities Funds Management S.A.	—	5,4	—	0,1	—
Larco S.A.	—	1,6	0,2	—	15,7
Teiresias S.A.	0,1	0,9	—	0,8	—
Pyrrichos Real Estate S.A.	3,9	—	—	—	—
Aktor Facility Management S.A.	—	0,7	—	0,7	—
Total	6,5	8,7	0,3	1,7	17,2

Subsidiaries (amounts in € million)	Assets	Liabilities	Income	Expenses	Off Balance sheet
NBG Securities S.A.	0,1	29,4	1,3	0,6	120,0
Ethniki Kefalaiou S.A.	—	20,4	—	3,2	22,2
NBG Asset Management Mutual Funds S.A.	1,9	52,2	2,1	0,3	—
Ethniki Leasing S.A.	419,4	22,8	4,2	0,9	469,5
NBG Property Services S.A.	—	0,7	—	0,1	—
Pronomiouhos S.A. Genikon Apothikon Hellados	0,5	22,0	0,5	1,0	—
NBG Greek Fund Ltd	—	5,5	—	0,1	—
NBG Bancassurance S.A.	0,8	6,7	1,5	0,2	0,4
The South African Bank of Athens Ltd (S.A.B.A.)	60,4	0,2	0,4	—	—
National Bank of Greece (Cyprus) Ltd	649,7	202,5	12,3	3,0	168,8
NBG Management Services Ltd	112,2	—	2,3	—	—
Stopanska Banka A.D.-Skopje	47,4	—	0,6	—	—
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	140,3	0,8	1,0	—	401,3
NBG International Ltd	—	1,1	—	—	—
NBG Finance Plc	—	93,3	—	2,5	—
Interlease E.A.D., Sofia	40,5	—	1,1	—	—
NBG Asset Management Luxembourg S.A.	—	9,4	—	0,2	—
Innovative Ventures S.A. (I-Ven)	—	2,0	—	—	—
NBG Funding Ltd	—	337,4	—	1,5	—
Banca Romaneasca S.A.	446,8	13,0	4,2	2,0	169,0
Ethniki Hellenic General Insurance S.A.(Group)	330,2	1.084,9	2,1	25,9	4,1
ASTIR Palace Vouliagmenis S.A.	33,3	3,8	1,1	—	2,4
Grand Hotel Summer Palace S.A.	3,9	0,1	0,1	—	—
NBG Training Center S.A.	0,8	1,0	—	1,5	0,4
Ethnodata S.A.	—	15,4	0,2	6,6	5,6
KADMOS S.A.	0,1	—	—	—	—
DIONYSOS S.A.	0,1	0,1	—	—	—
EKTENEPOL Construction Company S.A.	2,1	0,2	—	—	0,8
Mortgage, Touristic PROTYPOS S.A.	0,3	—	—	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	3,5	0,1	—	—	—
NBGI Private Equity Funds	284,4	0,8	0,1	—	95,6
NBG International Holdings B.V.	110,4	32,5	1,7	—	—
Finansbank A.S. (Group)	976,1	0,5	21,5	6,0	67,3
Vojvodjanska Banka A.D. Novi Sad	21,8	4,7	0,9	—	0,1
CPT Investments Ltd	—	1.219,6	0,1	9,8	—
NBG Finance (Dollar) Plc	—	28,5	—	0,3	—
NBG Finance (Sterling) Plc	—	52,2	—	0,4	—
NBG Bank Malta Ltd	269,7	264,2	2,6	5,0	—
Ethniki Factors S.A.	34,6	11,3	1,6	0,4	255,0
NBG Pangaea Reic	10,7	147,2	0,2	38,1	1.240,0
Banka NBG Albania Sh.a.	12,2	0,1	0,3	—	—
ASTIR Marina Vouliagmenis S.A.	10,3	1,7	0,3	—	2,0
Total	4.024,5	3.688,3	64,3	109,6	3.024,5
Total intercompany transactions	4.031,0	3.697,0	64,6	111,3	3.041,7

Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 30 June 2013, amounted to €538 million.

The total payables of the Group and the Bank to the employee benefits related funds as at 30 June 2013, amounted to €120 million and €48 million respectively.

Transactions with HFSF

In the context of Law 3864/2008 regarding the recapitalization of the Greek banks and subject to a pre-subscription agreement, the HFSF, which is considered by the Bank to be a related party as defined in IAS 24,  had contributed an amount of €9.756 million EFSF bonds as an advance for the participation in the Bank’s planned share capital increase.

The share capital increase was completed in June 2013 and an amount of €1.079 million was covered by private investors. The HFSF contribution in the share capital increase eventually amounted to €8.677 million and the excess amount was returned out of the advance. Furthermore, the Bank paid €90 million to HFSF as underwriting fees.

Subsequent to the recapitalization of the Greek banks, the HFSF as at 30 June 2013, controls Eurobank, New TT Hellenic Postbank and New Proton Bank and therefore these banks are also considered to be related parties to the Bank. As at 30 June 2013, the outstanding transactions with the above mentioned banks were conducted under the normal course of business and comprised deposits and placements.

Following the acquisition by the Bank of “selected” assets and liabilities of FBB, the HFSF will cover the difference between the value of the transferred assets and liabilities (funding gap), which was estimated to €607 million (see Note 14 for further details). The HFSF has already contributed to the Bank (as an advance) EFSF bonds amounting to €350 million relating to FBB and therefore the Bank’s receivables from HFSF in regards to FBB amount to €257 million.

Athens, 29 August 2013

THE CHIEF EXECUTIVE OFFICER

ALEXANDROS G. TOURKOLIAS

Auditors’ Review Report

on the interim financial report for the period ended 30 June 2013

TRANSLATION

REVIEW REPORT ON INTERIM FINANCIAL INFOMATION

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Introduction

We have reviewed the accompanying condensed stand alone and consolidated statement of financial position of “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and its subsidiaries (the “Group”) as of 30 June 2013, the related condensed stand alone and consolidated statements of income and comprehensive income, changes in equity and cash flows for the six month period then ended, as well as the selective explanatory notes, which together comprise the condensed interim financial information and which represent an integral part of the six month financial report provided under Law 3556/2007. Management is responsible for the preparation and presentation of this condensed interim financial information in accordance with International Financial Reporting Standards as adopted by the European Union and apply to Interim Financial Reporting (International Accounting Standard “IAS” 34). Our responsibility is to express a conclusion on this condensed interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Emphasis of Matter

We draw attention to note 2.2 to the condensed interim financial information, regarding  “Going Concern” in which it is stated that the Group’s Core Tier I ratio at June 30, 2013 is below the minimum ratio required by Act 13/28.3.2013 of the Executive Committee of the Bank of Greece and which describes the respective initiated and planned actions to enhance the capital adequacy of the Bank and the Group and thereby restoring the ratio at least to its minimum levels as well as the existing uncertainties that could adversely affect the going concern assumption. Our conclusion is not qualified in respect of this matter.

Report on Other Legal and Regulatory Requirements

Our review has not revealed any inconsistency or discrepancy in the content of the other information in the six month financial report provided under article 5 of Law 3556/2007 when compared to the accompanying condensed interim financial information.

Athens, 29 August 2013

The Certified Public Accountants

Emmanuel A. Pelidis	Beate Randulf
Reg. No. SOEL: 12021	Reg. No. SOEL: 37541
Hadjipavlou Sofianos & Cambanis S.A. Fragoklisias 3a & Granikou Str. GR 151 25 Marousi Reg. No. SOEL: E120

Statement of Financial Position

as at 30 June 2013

		Group		Bank
€ million	Note	30.06.2013	31.12.2012	30.06.2013	31.12.2012
			As restated		As restated
ASSETS
Cash and balances with central banks		4.988	4.500	1.181	1.213
Due from banks		3.063	4.318	3.587	4.195
Financial assets at fair value through profit or loss		3.135	5.429	2.545	5.006
Derivative financial instruments		3.478	3.693	2.889	3.380
Loans and advances to customers	7	68.218	69.135	45.729	47.000
Investment securities		17.714	8.315	13.738	4.540
Investment property		400	280	—	—
Investments in subsidiaries		—	—	8.668	8.907
Equity method investments		148	159	7	7
Goodwill, software and other intangible assets		2.026	2.138	123	134
Property and equipment		1.780	1.969	333	331
Deferred tax assets		1.547	1.297	1.325	1.085
Insurance related assets and receivables		663	636	—	—
Current income tax advance		401	371	382	340
Other assets		2.668	2.558	2.024	1.801
Non-current assets held for sale	8	205	—	255	—
Total assets		110.434	104.798	82.786	77.939

LIABILITIES
Due to banks		29.439	33.972	28.374	33.287
Derivative financial instruments		3.448	4.770	3.126	4.373
Due to customers	9	60.824	58.722	42.084	40.908
Debt securities in issue	10	1.929	2.385	656	600
Other borrowed funds	10	1.729	1.386	103	205
Insurance related reserves and liabilities		2.444	2.460	—	—
Deferred tax liabilities		79	80	—	—
Retirement benefit obligations		387	388	328	328
Current income tax liabilities		38	48	—	—
Other liabilities		2.507	2.629	2.271	2.168
Liabilities associated with non-current assets held for sale	8	11	—	—	—
Total liabilities		102.835	106.840	76.942	81.869

SHAREHOLDERS’ EQUITY
Share capital	12	2.077	6.138	2.077	6.138
Share premium account	12	12.163	3.326	12.162	3.325
Less: treasury shares	12	(2)	—	—	—
Reserves and retained earnings		(6.789)	(11.748)	(8.395)	(13.393)
Equity attributable to NBG shareholders		7.449	(2.284)	5.844	(3.930)

Non-controlling interests		68	70	—	—
Preferred securities		82	172	—	—
Total equity		7.599	(2.042)	5.844	(3.930)

Total equity and liabilities		110.434	104.798	82.786	77.939

Athens, 29 August 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 25 to 49 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2013

		Group		Bank
		6 month period ended		6 month period ended
€ million	Note	30.06.2013	30.06.2012	30.06.2013	30.06.2012
			As restated		As restated
Interest and similar income		2.798	3.196	1.236	1.662
Interest expense and similar charges		(1.189)	(1.433)	(552)	(702)
Net interest income		1.609	1.763	684	960

Fee and commission income		405	380	109	110
Fee and commission expense		(126)	(135)	(115)	(128)
Net fee and commission income / (expense)		279	245	(6)	(18)

Earned premia net of reinsurance		305	367	—	—
Net claims incurred		(272)	(301)	—	—
Earned premia net of claims and commissions		33	66	—	—

Net trading income / (loss) and results from investment securities		61	(352)	20	(311)
Net other expense		(38)	(53)	(26)	(58)
Total income		1.944	1.669	672	573

Personnel expenses		(656)	(682)	(364)	(408)
General, administrative and other operating expenses		(393)	(342)	(165)	(157)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(104)	(98)	(44)	(40)
Amortisation and write-offs of intangible assets recognised on business combinations		(11)	(11)	—	—
Finance charge on put options of non-controlling interests		(4)	(4)	(4)	(4)
Credit provisions and other impairment charges	4	(590)	(1.994)	(363)	(1.839)
Impairment of Greek government bonds		—	(466)	—	(442)
Share of profit of equity method investments		1	4	—	—
Profit / (loss) before tax		187	(1.924)	(268)	(2.317)

Tax benefit / (expense)	5	156	26	240	98
Profit / (loss) for the period		343	(1.898)	(28)	(2.219)

Attributable to:
Non-controlling interests		(1)	(4)	—	—
NBG equity shareholders		344	(1.894)	(28)	(2.219)

Earnings / (losses) per share - Basic and diluted	6	€1,06	€(9,38)	€(0,07)	€(11,69)

Athens, 29 August 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 25 to 49 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2013

		Group		Bank
		6 month period ended		6 month period ended
€ million	Note	30.06.2013	30.06.2012	30.06.2013	30.06.2012
			As restated		As restated
Profit / (loss) for the period		343	(1.898)	(28)	(2.219)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		(96)	(338)	12	(495)
Currency translation differences, net of tax		(377)	266	—	—
Cash flow hedge, net of tax		18	(1)	—	—
Total of items that may be reclassified subsequently to profit or loss		(455)	(73)	12	(495)

Total comprehensive expense for the period		(112)	(1.971)	(16)	(2.714)

Attributable to:
Non-controlling interests		(3)	(1)	—	—
NBG equity shareholders		(109)	(1.970)	(16)	(2.714)

Athens, 29 August 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 25 to 49 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2013

		Group		Bank
		3 month period ended		3 month period ended
€ million	Note	30.06.2013	30.06.2012	30.06.2013	30.06.2012
			As restated		As restated
Interest and similar income		1.402	1.562	616	785
Interest expense and similar charges		(565)	(708)	(266)	(348)
Net interest income		837	854	350	437

Fee and commission income		208	195	56	57
Fee and commission expense		(64)	(77)	(58)	(73)
Net fee and commission income / (expense)		144	118	(2)	(16)

Earned premia net of reinsurance		145	164	—	—
Net claims incurred		(127)	(143)	—	—
Earned premia net of claims and commissions		18	21	—	—

Net trading income / (loss) and results from investment securities		49	(103)	52	(44)
Net other expense		(17)	(25)	—	(29)
Total income		1.031	865	400	348

Personnel expenses		(333)	(340)	(181)	(203)
General, administrative and other operating expenses		(203)	(173)	(81)	(79)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(54)	(50)	(23)	(21)
Amortisation and write-offs of intangible assets recognised on business combinations		(6)	(6)	—	—
Finance charge on put options of non-controlling interests		(3)	(3)	(3)	(3)
Credit provisions and other impairment charges		(279)	(1.417)	(162)	(1.347)
Impairment of Greek government bonds		—	—	—	—
Share of profit / (loss) of equity method investments		(1)	4	—	—
Profit / (loss) before tax		152	(1.120)	(50)	(1.305)

Tax benefit / (expense)		163	(45)	240	(6)
Profit / (loss) for the period		315	(1.165)	190	(1.311)

Attributable to:
Non-controlling interests		(2)	(1)	—	—
NBG equity shareholders		317	(1.164)	190	(1.311)

Earnings / (losses) per share - Basic and diluted		€0,68	€(6,11)	€0,35	€(6,91)

Athens, 29 August 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 25 to 49 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2013

		Group		Bank
		3 month period ended		3 month period ended
€ million	Note	30.06.2013	30.06.2012	30.06.2013	30.06.2012
			As restated		As restated

Profit / (loss) for the period		315	(1.165)	190	(1.311)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		(37)	(290)	6	(316)
Currency translation differences, net of tax		(453)	184	—	—
Cash flow hedge, net of tax		15	(1)	—	—
Total of items that may be reclassified subsequently to profit or loss		(475)	(107)	6	(316)

Total comprehensive income / (expense) for the period		(160)	(1.272)	196	(1.627)

Attributable to:
Non-controlling interests		(4)	1	—	—
NBG equity shareholders		(156)	(1.273)	196	(1.627)

Athens, 29 August 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 25 to 49 form an integral part of these financial statements

Statement of Changes in Equity – Group

for the period ended 30 June 2013

	Attributable to equity shareholders of the parent company												Non-
€ million	Share capital		Share premium		Treasury shares	Available- for-sale securities reserve	Currency translation reserve	Net investment hedge	Cash flow hedge	Defined benefit plans	Reserves & Retained earnings	Total	controlling Interests & Preferred securities	Total
	Ordinary shares	Preference shares	Ordinary shares	Preference shares
Balance at 1 January 2012 As reported	4.780	1.358	2.943	383	—	(324)	(1.328)	(457)	(4)	—	(8.073)	(723)	470	(253)
Adjustments due to new pronouncements	—	—	—	—	—	—	—	—	—	(114)	—	(114)	—	(114)
Balance at 1 January 2012 As restated	4.780	1.358	2.943	383	—	(324)	(1.328)	(457)	(4)	(114)	(8.073)	(837)	470	(367)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(338)	257	—	(1)	—	6	(76)	3	(73)
Loss for the period	—	—	—	—	—	—	—	—	—	—	(1.894)	(1.894)	(4)	(1.898)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(338)	257	—	(1)	—	(1.888)	(1.970)	(1)	(1.971)
Issue and repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	117	117	(213)	(96)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	—	(5)	(5)	—	(5)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	(1)	(1)	(3)	(4)
(Purchases) / disposals of treasury shares & preferred securities	—	—	—	—	—	—	—	—	—	—	(1)	(1)	—	(1)
Balance at 30 June 2012	4.780	1.358	2.943	383	—	(662)	(1.071)	(457)	(5)	(114)	(9.851)	(2.696)	253	(2.444)
Movements from 1 July to 31 December 2012	—	—	—	—	—	860	(141)	—	(1)	(54)	(252)	412	(11)	402
Balance at 31 December 2012 & at 1 January 2013	4.780	1.358	2.943	383	—	198	(1.212)	(457)	(6)	(168)	(10.103)	(2.284)	242	(2.042)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(96)	(356)	—	18	—	(19)	(453)	(2)	(455)
Profit for the period	—	—	—	—	—	—	—	—	—	—	344	344	(1)	343
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(96)	(356)	—	18	—	325	(109)	(3)	(112)
Share capital increase	953	—	9.076	—	—	—	—	—	—	—	—	10.029	—	10.029
Reduction of par value per share	(5.014)	—	—	—	—	—	—	—	—	—	5.014	—	—	—
Share capital issue costs	—	—	(239)	—	—	—	—	—	—	—	—	(239)	—	(239)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	54	54	(89)	(35)
(Purchases)/ disposals of treasury shares	—	—	—	—	(2)	—	—	—	—	—	—	(2)	—	(2)
Balance at 30 June 2013	719	1.358	11.780	383	(2)	102	(1.568)	(457)	12	(168)	(4.710)	7.449	150	7.599

The notes on pages 25 to 49 form an integral part of these financial statements

Statement of Changes in Equity – Bank

for the period ended 30 June 2013

€ million	Share capital		Share premium		Available-for-sale securities reserve	Defined benefit plans	Reserves & Retained earnings	Total
	Ordinary shares	Preference shares	Ordinary shares	Preference shares
Balance at 1 January 2012 As reported	4.780	1.358	2.942	383	(164)	—	(10.365)	(1.066)
Adjustments due to new pronouncements	—	—	—	—	—	(111)	—	(111)
Balance at 1 January 2012 As restated	4.780	1.358	2.942	383	(164)	(111)	(10.365)	(1.177)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	(495)	—	—	(495)
Loss for the period	—	—	—	—	—	—	(2.219)	(2.219)
Total Comprehensive Income / (expense) for the period	—	—	—	—	(495)	—	(2.219)	(2.714)

Balance at 30 June 2012	4.780	1.358	2.942	383	(659)	(111)	(12.584)	(3.891)
Movements from 1 July to 31 December 2012	—	—	—	—	703	(34)	(708)	(39)
Balance at 31 December 2012 & at 1 January 2013	4.780	1.358	2.942	383	44	(145)	(13.292)	(3.930)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	12	—	—	12
Loss for the period	—	—	—	—	—	—	(28)	(28)
Total Comprehensive Income / (expense) for the period	—	—	—	—	12	—	(28)	(16)
Share capital increase	953	—	9.076	—	—	—	—	10.029
Reduction of par value per share	(5.014)	—	—	—	—	—	5.014	—
Share capital issue costs	—	—	(239)	—	—	—	—	(239)
Balance at 30 June 2013	719	1.358	11.779	383	56	(145)	(8.306)	5.844

The notes on pages 25 to 49 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 June 2013

	Group		Bank
	6 month period ended		6 month period ended
€ million	30.06.2013	30.06.2012	30.06.2013	30.06.2012
		As restated		As restated
Cash flows from operating activities
Profit / (loss) before tax	187	(1.924)	(268)	(2.317)
Adjustments for:
Non-cash items included in income statement and other adjustments:	799	2.599	359	2.350

Depreciation and amortisation on property & equipment, intangibles and investment property	115	109	44	40
Amortisation of premiums /discounts of investment securities, loans-and-receivables and borrowed funds	(9)	(83)	(37)	(81)
Credit provisions and other impairment charges	651	2.469	364	2.282
Provision for employee benefits	13	15	7	11
Share of (profit) / loss of equity method investments	(1)	(4)	—	—
Finance charge on put options of non-controlling interests	4	4	4	4
Dividend income from investment securities	(2)	(2)	(24)	(1)
Net (gain) / loss on disposal of property & equipment and investment property	(1)	—	—	—
Net (gain) / loss on disposal of investment securities	(122)	12	(77)	14
Interest from financing activities and results from repurchase of debt securities in issue	86	64	27	64
Valuation adjustment on instruments designated at fair value through profit or loss	42	15	33	17
Costs directly related to acquisition of subsidiaries	14	—	14	—
Other non-cash operating items	9	—	4	—

Net (increase) / decrease in operating assets:	3.819	(290)	4.842	772
Mandatory reserve deposits with Central Bank	(537)	402	(15)	395
Due from banks	1.076	(52)	620	(291)
Financial assets at fair value through profit or loss	1.918	(148)	2.163	(93)
Derivative financial instruments assets	216	(130)	480	(469)
Loans and advances to customers	1.026	(474)	1.521	1.126
Other assets	120	112	73	104

Net increase / (decrease) in operating liabilities:	(5.463)	(719)	(6.212)	(1.510)
Due to banks	(4.843)	3.514	(5.222)	3.227
Due to customers	1.043	(4.364)	397	(5.152)
Derivative financial instruments liabilities	(1.266)	463	(1.211)	652
Retirement benefit obligations	(13)	(50)	(8)	(14)
Insurance related reserves and liabilities	(16)	(107)	—	—
Income taxes paid	(46)	(110)	—	—
Other liabilities	(322)	(65)	(168)	(223)
Net cash from / (for) operating activities	(658)	(334)	(1.279)	(705)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(57)	—	(20)	—
Participation in share capital increase of subsidiaries	—	—	—	(19)
Disposal of equity method investments	—	(2)	—	(1)
Dividends received from investment securities & equity method investments	7	5	1	1
Purchase of property & equipment, intangible assets and investment property	(113)	(87)	(17)	(35)
Proceeds from disposal of property & equipment and investment property	5	2	—	—
Purchase of investment securities	(4.771)	(3.707)	(245)	(3.263)
Proceeds from redemption and sale of investment securities	4.544	5.865	456	2.660
Net cash (used in) / provided by investing activities	(385)	2.076	175	(657)

Cash flows from financing activities
Share capital increase	1.079	—	1.079	—
Proceeds from debt securities in issue and other borrowed funds	1.593	732	—	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(1.854)	(1.240)	(90)	(88)
Acquisition of additional shareholding in subsidiaries	—	(29)	—	(26)
Proceeds from disposal of treasury shares	20	74	—	—
Repurchase of treasury shares	(21)	(75)	—	—
Dividends on preferred securities	—	(2)	—	—
Share capital issue costs	(239)	(10)	(239)	(10)
Net cash from/ (for) financing activities	578	(550)	750	(124)
Effect of foreign exchange rate changes on cash and cash equivalents	(51)	50	(14)	20
Net increase / (decrease) in cash and cash equivalents	(516)	1.242	(368)	(1.466)
Cash and cash equivalents at beginning of period	4.167	4.271	3.524	6.990

Cash and cash equivalents at end of period	3.651	5.513	3.156	5.524

The notes on pages 25 to 49 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:        General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01 and General Electronic Commercial Registry (G.E.MI.) 237901000), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors, the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 173 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”), Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Georgios P. Zanias	Economist, Professor, Athens University of Economics and Business

Executive Members
The Chief Executive Officer
Alexandros G. Tourkolias

The Deputy Chief Executive Officer
Petros N. Christodoulou

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative

Independent Non-Executive Members
Stefanos C. Vavalidis	Ex member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria A. Frangista	Managing Director, Franco Compania Naviera S.A.
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

Hellenic Financial Stability Fund representative
Charalampos A. Makkas	Economist

*On 9 April 2013, HE the Metropolitan of Ioannina Theoklitos resigned from his position as a non executive member of the Bank’s Board of Directors.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders elected the above Board of Directors which was constituted as a body in its 23 November 2012 meeting. The term of the above members expires at the annual General Meeting in 2016.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, the Greek State appointed Mr. Alexandros Makridis as its representative on the Bank’s Board of Directors.

Additionally, the Hellenic Financial Stability Fund (the “HFSF”) appointed Mr. Charalampos Makkas as its representative on the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 29 August 2013.

Notes to the Financial Statements

Group and Bank

NOTE 2:        Summary of significant accounting policies

2.1       Basis of preparation

The condensed interim consolidated financial statements of the Group and the condensed interim separate financial statements of the Bank as at and for the six month period ended 30 June 2013 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements and the separate financial statements of the Bank as at and for the year ended 31 December 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union.

The amounts are stated in million Euros, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2       Going concern

In June 2013, the recapitalization of the Bank was completed through the share capital increase of €9.756 million of which €1.079 million was contributed by private investors and €8.677 million by the HFSF. The HFSF now holds 84,6% of ordinary shares, but HFSF has restrictions on voting rights and on the sale of the shares.

In addition, from 31 March 2013, besides the limit of 8% of capital adequacy ratio, new additional limits of 9% and 6% for Core Tier I and Common Equity ratios respectively for the Group and the Bank, have been established in accordance with Decision 13/28.03.2013 issued by the Executive Committee of the Bank of Greece.

The Core Tier I ratio, calculated in accordance with the above Decision has already increased from 7,8% at 31 December 2012 to 8,3% at 30 June 2013 through a number of completed actions including a Liability Management Exercise, deleveraging and de-risking.  Furthermore, all actions currently completing (e.g. the buy-back of US ADSs and the application of the IRB approach for Finansbank’s loan portfolio) are expected to increase the Core Tier I ratio to 9,2%. In addition, taking into consideration all other actions currently under way, involving the disposal of non-core participations in Greece, the Core Tier I ratio is expected to increase even further.

Although, the Group’s deposits in Greece, increased by approximately €2,7 billion in 2013, the crisis in the Greek economy, in conjunction with the strict international supervisory rules, continue to restrict the Bank’s access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank. As of 30 June 2013, the Bank’s funding from the Eurosystem decreased to €25,5 billion (31 December 2012: €30,9 billion) with financial assets of nominal value €22,7 billion (31 December 2012: €18,0 billion) available for further liquidity. As of 27 August 2013, Eurosystem funding had decreased further to €22,2 billion.

Thus, the ability of the Bank to continue as a going concern is dependent on:

a)      the successful completion of the planned actions in order to comply with the regulatory requirements to maintain a Core Tier I ratio over the minimum threshold of 9,0% and

b)     the continuing reliance on and the continuation of the Eurosystem liquidity facilities.

Management, taking into consideration the measures taken to support the Greek economy as well as the realized and planned actions in order to remedy the capital adequacy of the Group considers that the going concern principle is appropriate for the following reasons:

a)      the European Commission, the European Central Bank and the International Monetary Fund are expected to continue to provide financial support for Greece;

b)      the implementation of the additional actions under consideration is expected to increase the Core Tier I ratio over 9,0%;

c)      the additional support, if this is necessary from the HFSF, on condition that all the requirements provided by the HFSF activation Law to be fulfilled and specifically that of determining the exact funding requirements by the regulatory authorities;

d)      the Bank is expected to continue to have the ability of issuing and renewing bonds under the Hellenic Republic guarantee in accordance with Greek Law 3723/2008 relating to the Hellenic Republic’s Bank Support Plan;

e)      the gradual return of deposits to the Greek banking system and to the Bank, and

f)      our largest subsidiary, Finansbank, continues to have access to the international finance markets for raising a significant portion of its funding needs.

2.3       Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards applied from 1 January 2013

Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” (effective for annual periods beginning on or after 1 July 2012).

The adoption of the above amendment by the Group had no financial impact; the amendments to IAS 1 change the grouping of the items presented in OCI. Items that would be reclassified (or recycled) to profit or loss in the future are presented separately

Notes to the Financial Statements

Group and Bank

from those in which subsequent reclassification is not allowed. Income tax is also presented separately for each of the above classifications.

The amendments do not change the nature of the items that are recognized in OCI, nor do they impact the determination of whether items in OCI are reclassified through profit and loss in future periods.

IAS 19 “Employee Benefits” (effective for annual periods beginning on or after 1 January 2013). The amendments:

•      eliminate the ability to defer recognition of actuarial gains and losses (i.e., the corridor approach). As revised, amounts recorded in profit or loss are limited to current and past service costs, gains or losses on settlements, and net interest income (expense). All other changes in the net defined benefit asset (liability), including actuarial gains and losses are recognized in OCI with no subsequent recycling to profit or loss.

•      modify the accounting for termination benefits including distinguishing benefits provided in exchange for service and benefits provided in exchange for termination of employment and affect the recognition and measurement of termination benefits.

IAS 19 requires retrospective application and the impact from its adoption is presented in Note 22.

IFRS 13 “Fair Value Measurement” (effective for annual periods beginning on or after 1 January 2013).

•      defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. exit price);

•      sets out in a single IFRS a framework for measuring fair value; and

•      requires disclosures about fair value measurements.

IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value disclosures about those measurements), except in specified circumstances. IFRS 13 does not change when fair value is used, but rather describes how to measure fair value when fair value is required or permitted by IFRS.

The adoption of the above standard resulted in additional disclosures which are presented in Note 17.

IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of interest in other entities”,  IAS 27 “Separate Financial Statements’, IAS 28 “Investment in Associates and Joint Ventures” (Amendments), (effective for annual periods beginning on or after 1 January 2013, as issued by the IASB or after 1 January 2014 as endorsed by the EU).

IFRS 10 prescribes the accounting principles for the preparation of consolidated financial statements and establishes a new definition of control of other entities. IFRS 11 prescribes the accounting for interests in joint arrangements, i.e. in cases that decisions about the actives of the arrangement require the unanimous consent of parties sharing control. IFRS 12 describes the disclosures required for interests in subsidiaries, associates, joint arrangements and non-consolidated structured entities in the consolidated financial statements of the investor. The issuance of the above standards caused the amendment of IAS 27, which now only applies to separate financial statements, and of IAS 28 that now includes joint ventures, since they are now mandatorily accounted for under the equity method. The Group plans to adopt the above standards on 1 January 2014 in accordance with the Regulation 1254/11.12.2012.

Amendments to IFRS 7 “Disclosures — Offsetting Financial Assets and Financial Liabilities” (Effective for annual periods beginning on or after 1 January 2013).  Amends the disclosure requirements in IFRS 7 Financial Instruments: Disclosures to require information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The above disclosures do not have impact on the interim financial statements of the Group and the Bank.

• Annual Improvements to IFRSs 2009-2011 Cycle (effective for annual periods beginning on or after 1 January 2013), which clarified:

•      the requirements for comparative information in IAS 1 and IAS 34;

•      the classification of certain types of equipment as property, plant and equipment in IAS 16;

•      the accounting for the tax effect of distributions to holders of equity instruments in IAS 32; and

•      the requirements in IAS 34 on segment information for total assets and liabilities.

The Group has applied these amendments, but they did not have an impact on the Consolidated and Bank financial statements.

2.4       Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2012.

Notes to the Financial Statements

Group and Bank

NOTE 3:       Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Breakdown by business segment

6 month period ended 30 June 2013	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	332	344	(79)	50	145	711	106	1.609
Net fee and commission income	38	44	(68)	2	43	219	1	279
Other	1	(25)	23	56	14	37	(50)	56
Total income	371	363	(124)	108	202	967	57	1.944
Direct costs	(290)	(22)	(28)	(49)	(129)	(411)	(45)	(974)
Allocated costs and provisions (1)	(586)	(183)	445	(2)	(70)	(153)	(235)	(784)
Share of profit of equity method investments	—	—	(2)	1	1	2	(1)	1
Profit / (loss) before tax	(505)	158	291	58	4	405	(224)	187
Tax benefit / (expense)								156
Profit / (loss) for the period								343
Non-controlling interests								1
Profit attributable to NBG equity shareholders								344

Segment assets as at 30 June 2013
Segment assets	24.542	14.698	15.487	3.253	9.502	24.758	16.246	108.486
Deferred tax assets and Current income tax advance								1.948
Total assets								110.434

Segment assets as at 31 December 2012
Segment assets	25.694	14.377	19.584	3.136	9.429	24.615	6.294	103.129
Deferred tax assets and Current income tax advance								1.669
Total assets								104.798

(1)   Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

6-month period ended 30 June 2012 as restated	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	514	385	6	35	158	575	90	1.763
Net fee and commission income	45	40	(84)	3	45	199	(3)	245
Other	(6)	(26)	(345)	81	2	(21)	(24)	(339)
Total income	553	399	(423)	119	205	753	63	1.669
Direct costs	(291)	(25)	(30)	(63)	(134)	(331)	(48)	(922)
Allocated costs and provisions(1)	(941)	(278)	(1.059)	(31)	(97)	(114)	(155)	(2.675)
Share of profit of equity method investments	—	—	2	1	1	—	—	4
Profit / (loss) before tax	(679)	96	(1.510)	26	(25)	308	(140)	(1.924)
Tax benefit / (expense)								26
Loss for the period								(1.898)
Non-controlling interests								4
Loss attributable to NBG equity shareholders								(1.894)

(1)   Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

NOTE 4:        Credit provisions and other impairment charges

	Group		Bank
	30.06.2013	30.06.2012	30.06.2013	30.06.2012
a. Impairment charge for credit losses
Due from banks	1	1	—	1
Loans and advances to customers	447	1.719	229	1.508
Other Greek State exposure	(16)	92	(16)	92
	432	1.812	213	1.601
b. Impairment charge for securities (excluding the impairment charge due to PSI)
AFS and loans-and-receivables debt securities (excluding the impairment charge due to PSI)	(51)	84	(52)	83
Impairment of Eurobank	176	—	176	—
Equity securities	4	32	3	23
	129	116	127	106
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	7	—	3	—
Impairment of goodwill /investments in subsidiaries	—	66	—	132
Legal and other provisions	22	—	20	—
	29	66	23	132

Total	590	1.994	363	1.839

NOTE 5:        Tax benefit / (expense)

	Group		Bank
	30.06.2013	30.06.2012	30.06.2013	30.06.2012

Current tax	(69)	(103)	—	(6)
Deferred tax	225	129	240	104
Tax benefit / (expense)	156	26	240	98

The nominal corporation tax rate for the Bank for 2013 and 2012 is 26% and 20% respectively.

Upon profit distribution a 25% withholding tax is imposed on distributed profits. However, for profit distributions approved from 1 January 2014 onwards the withholding tax is reduced to 10%.

In light of the completion of the recapitalization, the increase in customer deposits, the reducing rate of increase of loans past due for more than 90 days, the acquisition of healthy assets of FBB and

Notes to the Financial Statements

Group and Bank

Probank and the improved performance of the Bank compared to previous years, in the second quarter of 2013, the Bank performed a thorough revision of its assessment regarding the recoverability of its deferred tax asset. The revised assessment, which took into account the above facts, was based on analytical financial projections up to end-2015 and conservative assumptions regarding the growth thereafter. Based on the above the Management concluded that a deferred tax asset of €1.325 million is recoverable.

NOTE 6:        Earnings / (losses) per share

	Group		Bank
	30.06.2013	30.06.2012	30.06.2013	30.06.2012
		As restated		As restated
Profit/(loss) for the period attributable to NBG equity shareholders	344	(1.894)	(28)	(2.219)
Less: dividends on preference shares and preferred securities	—	(5)	—	—
Add: gain on redemption of preferred securities, net of tax	54	117	—	—
Profit/(loss) for the period attributable to NBG ordinary shareholders	398	(1.782)	(28)	(2.219)

Weighted average number of ordinary shares outstanding for basic and diluted EPS, as reported	377.265.380	955.787.493	377.376.850	956.090.482

Weighted average number of ordinary shares outstanding for basic and diluted EPS, as adjusted for the reverse split	—	95.578.749	—	95.609.048
Adjustment for the effect of bonus element of the share capital increase	—	94.269.320	—	94.299.204
Weighted average number of ordinary shares outstanding for basic and diluted EPS, as adjusted	377.265.380	189.848.069	377.376.850	189.908.252

Earnings / (losses) per share - Basic and diluted	€1,06	€(9,38)	€(0,07)	€(11,69)

On 29 April 2013, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved the reverse split of the ordinary shares at a ratio of 10 existing shares of 1,00 Euro per share are exchanged for 1 new share of 10,00 Euro per share. This adjustment, is applied retrospectively to all periods presented.

The “adjustment for the effect of the bonus element of the share capital increase” represents the difference between the discounted issue price per share (see note 12) and its market price upon the recent capital increase.  This adjustment, which corresponds to a factor of 1,9863, was applied retrospectively to all periods presented.

NOTE 7:        Loans and advances to customers

	Group		Bank
	30.06.2013	31.12.2012	30.06.2013	31.12.2012
Mortgages	22.979	23.471	18.560	18.867
Consumer loans	8.930	8.984	4.865	4.938
Credit cards	6.459	6.725	1.372	1.470
Small business lending	6.533	6.275	3.622	3.611
Retail lending	44.901	45.455	28.419	28.886
Corporate and public sector lending	31.061	31.450	23.382	24.151
Total before allowance for impairment on loans and advances to customers	75.962	76.905	51.801	53.037
Less: Allowance for impairment on loans and advances to customers	(7.744)	(7.770)	(6.072)	(6.037)
Total	68.218	69.135	45.729	47.000

Included in the Group’s loans and advances to customers, as at 30 June 2013, are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €124 million (2012: €181 million). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

As at 30 June 2013, Corporate and public sector lending for the Group and the Bank includes a loan to the Greek state net of allowance for impairment of €6.067 million (2012: €5.903 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Notes to the Financial Statements

Group and Bank

NOTE 8:        Non-current assets held for sale and liabilities associated with assets held for sale

On 16 January 2013 the Bank announced that, in agreement with the Hellenic Republic Asset Development Fund S.A. (“HRADF”), it launched an international open competitive process for the identification of an investor, within the framework of a proposed joint exploitation of assets of the NBG Group and the HRADF at the “Mikro Kavouri” peninsula of Vouliagmeni (the “Process”). Upon completion of the Process, it is expected that Astir Palace Vouliagmenis S.A. will cease to be a subsidiary undertaking of the Bank. The Process forms part of NBG’s capital enhancement plan and reflects the overall strategic approach of NBG in connection with the disposal of non-core participations of the Group.

The prequalification phase of interested parties was completed in the second quarter of 2013. A selected number of parties have been invited to participate in Phase 2 of the Process, upon entering into confidentiality agreements with NBG and the HRADF, and are currently undergoing a due diligence exercise towards submitting  binding offers in the fourth quarter of 2013. Based on the above Bank’s Management decision, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. were reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (€255 million for the Bank).

Analysis of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. assets and liabilities

Group
30.06.2013

Intangible and tangible assets	186
Deferred tax assets	1
Other	18
Total assets	205

Current income tax liabilities	1
Retirement benefit obligations	1
Other	9
Total liabilities associated with assets held for sale	11

NOTE 9:        Due to customers

	Group		Bank
	30.06.2013	31.12.2012	30.06.2013	31.12.2012
Deposits:
Individuals	45.724	44.318	32.693	31.828
Corporate	10.980	10.794	6.022	6.062
Government and agencies	3.732	3.231	3.001	2.737
Total deposits	60.436	58.343	41.716	40.627
Securities sold to customers under agreements to repurchase	10	11	3	4
Other	378	368	365	277
Total	60.824	58.722	42.084	40.908

	Group		Bank
	30.06.2013	31.12.2012	30.06.2013	31.12.2012
Deposits:
Savings accounts	16.961	17.088	15.237	15.664
Time deposits	35.835	34.201	20.934	19.783
Current accounts	2.421	2.485	1.262	1.317
Sight deposits	4.702	4.100	3.823	3.418
Other deposits	517	469	460	445
Total deposits	60.436	58.343	41.716	40.627
Securities sold to customers under agreements to repurchase	10	11	3	4
Other	378	368	365	277
	388	379	368	281
Total	60.824	58.722	42.084	40.908

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss. As at 30 June 2013, these deposits amount to €1.356 million (2012: €2.955 million) for both the Group and the Bank.

Notes to the Financial Statements

Group and Bank

NOTE 10:                  Debt securities in issue, other borrowed funds and preferred securities

On 20 March 2013, Finansbank issued TL 400 million Fixed Rate Notes maturing in 6 months, bearing a 7,2% coupon payable together with the principal on maturity.

On 4 April 2013, Finansbank issued TL 476 million Fixed Rate Notes maturing in 6 months and bearing a 7,0% interest rate.

On 19 April 2013, Finansbank issued TL 124 million Fixed Rate Notes, maturing in 12 months and bearing a 7,8% interest rate.

On 26 June 2013, Finansbank issued bonds with nominal value of TL 525 million maturing in 6 months and bearing a 7,4% interest rate.

On 2 May 2013 and 26 June 2013, in the context of the Bank’s participation in the Hellenic Republic’s Bank Support Plan (Law 3723/2008-Pillar II), the Bank issued Floating Rate Notes of €4.500 million and €4.266 million, respectively, bearing an interest rate of three-month Euribor plus a margin of 1.200 bps and three-month Euribor plus a margin of 800 bps, respectively. These Notes are held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position.

Tender Offer to buy back the five series of Hybrid Instruments — repurchase of Preferred Securities

On 23 May 2013, the Bank announced the results of the Tender Offer, which commenced on 8 May 2013 and expired on 22 May 2013, for the buy back of up to the total amount of the five different series of preferred securities non-cumulative non-voting (hybrid instruments) issued by our subsidiary NBG Funding Limited and guaranteed on a subordinated basis by the Bank. Based on the total nominal values of the securities, which were offered in the Tender Offer, the Bank has calculated that the final amount of the total nominal value accepted for repurchase is as follows:

Titles	Repurchase Price	Total Nominal Value acceptable for the repurchase according to the Tender Offer	Total Nominal value that is not in the possession of the Bank after the settlement date (1)
Series A	40,0%	€37	€19
Series B	40,0%	€20	€18
Series C	40,0%	$25	$14
Series D	40,0%	€13	€22
Series E	40,0%	£1	£9

(1)         For every series, the defined as the current total nominal value of the relevant Series less (a) the Titles that have been purchased by the Bank before the commencement of the Tender Offer and (b) the Titles that have been purchased by the Bank according to the Tender Offer.

The profit that resulted from the buy back of the hybrid instruments for the Group and the Bank amounted to €54 million.

The expiration deadline for the repurchase of the securities in offer by the Bank was 27 May 2013. The repurchase was funded by the Bank’s own existing funds.

NOTE 11:                  Contingent liabilities, pledges and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which an accrual has not been recognized, management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate statement of financial position, income statement and cash flow statement.  However, at 30 June 2013 the Group and the Bank have provided for cases under litigation the amounts of €91 million and €65 million respectively.

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount which cannot be determined at present, it is not expected to have a material effect on the consolidated or separate statement of financial position of the Group and the Bank. The Bank has been audited by the tax authorities up to and including the year 2008.  The financial years 2009 and 2010 are currently being audited by the tax authorities.  The financial year 2011 was audited by the external auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994 and the tax audit certificate was unqualified and issued on 27 July 2012. Based on article 6 of Ministerial Decision 1159/22.7.2011, the 2011 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificate during which period, the tax authorities are entitled to re-examine the tax books of the Bank. The financial year 2012 is currently being audited by the external auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A. By the date these interim financial statements were approved for issue the tax audit for 2012 has not been completed and therefore the related tax liabilities, if any, have not been finalized. However it is not expected to have a material effect on the financial position of the Bank and the Group.

For the subsidiaries and associates regarding unaudited tax years refer to Note 18.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet

Notes to the Financial Statements

Group and Bank

the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	30.06.2013	31.12.2012	30.06.2013	31.12.2012
Commitments to extend credit*	12.683	14.518	4.446	4.824
Standby letters of credit and financial guarantees written	5.471	5.587	3.629	3.626
Commercial letters of credit	509	594	259	305
Total	18.663	20.699	8.334	8.755

* Commitments to extend credit at 30 June 2013 include amounts of €17million for the Group (31 December 2012: €25 million) and €17 million for the Bank (31 December 2012: €25 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.

d. Assets pledged

	Group		Bank
	30.06.2013	31.12.2012	30.06.2013	31.12.2012
Assets pledged as collateral	43.266	33.843	42.784	33.552

As at 30 June 2013, the Group and the Bank have pledged mainly for funding purposes with the Eurosystem, the European Investment Bank and other central Banks the following instruments:

•                  trading and investment debt securities of €13.692 million,

•                  bonds covered with mortgage loans amounting to €8.400 million,

•                  securitized notes backed with mortgage loans, receivables from public sector, consumer and auto loans and credit cards amounting to €8.918 million, and

•                  loans and advances to customers amounting to €12.256 million.

Additionally to the amounts in the table above, the Bank has pledged for funding purposes with the Eurosystem, the floating Rate notes of €10.533 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (Pillar II) and held by the Bank.

Furthermore, as at 30 June 2013, the Group and the Bank has pledged an amount of €322 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic.

e. Operating lease commitments

	Group		Bank
	30.06.2013	31.12.2012	30.06.2013	31.12.2012
No later than 1 year	91	89	86	88
Later than 1 year and no later than 5 years	267	259	338	344
Later than 5 years	138	137	909	953
Total	496	485	1.333	1.385

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea REIC, a real estate investment company of the Group. The leases typically run for a period of up to 20 years, with an option to renew the lease after the period. However, the Bank may terminate them following a three-month notice.

Notes to the Financial Statements

Group and Bank

NOTE 12:                  Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 30 June 2013 and 31 December 2012 was 2.396.785.994 and 956.090.482 respectively, with a nominal value of 0,30 Euro and 5,00 Euro per share respectively.

On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved (i) the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from 5,00 Euro to 1,00 Euro per share, as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii) the increase in the Bank’s share capital  with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank Ergasias S.A. (“Eurobank”), up to 552.948.427 ordinary voting shares of Eurobank, of nominal value 2,22 Euro per share. This share capital increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on 12 February 2013. This increase was partially covered (84,4%) through the contribution of 466.397.790 Eurobank shares (the “Tendered Shares”).

At its meeting of 22 February 2013 the Bank’s Board of Directors certified the increase, pursuant to partial coverage thereof. As a result the Bank’s share capital increased by €271 million by issuing 270.510.718 ordinary shares with nominal value of 1,00 Euro per share.  The fair value of these shares issued as the consideration paid for Eurobank amounted to €273 million and was based on the closing price of Bank’s share on the ATHEX on 15 February 2013.

On 29 April 2013, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved a) the reverse split of the ordinary shares at a ratio of 10 existing shares of 1,00 Euro per share were exchanged for 1 new share of 10,00 Euro per share, b) the reduction in the nominal value from 10,00 Euro per share to 0,30 Euro per share as per article 4 Para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount and c) the share capital increase by €9.756 million in the context of recapitalization of the banks. An amount between €800 million and €1.171 million should have been covered by private investors in cash and the remaining by HFSF through the European Financial Stability Facility (“EFSF”) bonds already advanced to the Bank in 2012.

On 19 June 2013, the Board of Directors certified that €1.079 million was covered by private investors and €8.677 million by HFSF through the issue of 2.274.125.874 ordinary shares of 0,30 Euro per share.

From the amount of €9.756 million, €682 million was credited to the share capital whereas the remaining amount of €9.074 million less expenses was credited to the share premium account.

Share Capital — Preference Shares

Non-cumulative, non-voting, redeemable preference shares

On 6 June 2008, the Bank issued 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of 0,30 Euro each. The shares were offered at a price of 25 Dollar per preference share in the form of American Depositary Shares (the “ADSs”), in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to 2,25 Dollar per preference share.

On 31 May 2013, the Bank announced an offer to purchase for cash 22.500.000 out of the 25.000.000 outstanding American Depositary Shares upon the terms and subject to the conditions set forth in the Offer to Purchase. On the terms and subject to the conditions of the Offer, the Bank is offering to pay 12,50 Dollar per ADS net to the seller in cash.

The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

As of 28 June 2013, which was the expiration time of the Offer, 12.360.169 ADSs were validly tendered, representing approximately 49,4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase price for the tendered ADSs was approximately USD155 million settled on 3 July 2013.

Therefore, following the purchase of the ADSs, 12.639.831 ADSs remain outstanding. The Bank will submit for cancellation any ADSs purchased pursuant to the Offer, and will cancel the Preference Shares represented thereby, subject to the requisite corporate approvals for cancellation of the Preference Shares.

Redeemable preference shares in favour of the Greek State

On 21 May 2009, following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued, 70.000.000 Redeemable Preference Shares at a nominal value of 5,00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved a) the share capital increase by €1.000 million through the issue of additional 200.000.000 Redeemable Preference Shares at a nominal value of 5,00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 26 November 2010 regarding the repurchase by the Bank of the 70.000.000 Redeemable Preference Shares in favour of the Greek State, in accordance with the Law 3723/2008.

On 30 December 2011, following the above decision, the Bank issued the 200.000.000 Redeemable Preference Shares at a nominal value of 5,00 Euro each in favour of the Greek State.

Notes to the Financial Statements

Group and Bank

Share Capital — Total

Following the above, the total paid-up share capital of the Bank amounts to €2.077 million divided into:

	Bank
	No of shares	Par value Euro	Amount

Ordinary shares	2.396.785.994	0,30	719
Non-cumulative, non-voting, redeemable preference shares	25.000.000	0,30	8
Redeemable preference shares in favour of the Greek State	270.000.000	5,00	1.350
Total share capital			2.077

Share premium

The movement of the share premium is as follows:

	Group		Bank
	2013	2012	2013	2012
At 1 January	3.326	3.326	3.325	3.325
Share capital increase	9.076	—	9.076	—
Share capital issue costs	(239)	—	(239)	—
At 30 June / 31 December	12.163	3.326	12.162	3.325

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by NBG Securities S.A.  At 30 June 2013, the treasury shares transactions are summarized as follows:

	Group
	No of shares	Amount
At 1 January 2012	6.297	—
Purchases	6.071.162	121
Sales	(6.076.383)	(121)
At 31 December 2012	1.076	—

Purchases	3.041.029	21
Sales	(2.627.053)	(19)
At 30 June 2013	415.052	2

NOTE 13:                  Tax effects relating to other comprehensive income / (expense) for the period

	6 month period ended			6 month period ended
	30.06.2013			30.06.2012
Group	Gross	Tax	Net	Gross	Tax	Net
				As restated
Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(112)	10	(102)	(399)	(36)	(435)
Less: Reclassification adjustments included in the income statement	(11)	17	6	102	(5)	97
Available-for-sale securities	(123)	27	(96)	(297)	(41)	(338)
Currency translation differences	(377)	—	(377)	266	—	266
Cash flow hedge	23	(5)	18	(1)	—	(1)
Other comprehensive income / (expense) for the period	(477)	22	(455)	(32)	(41)	(73)

	6 month period ended			6 month period ended
	30.06.2013			30.06.2012
Bank	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(71)	—	(71)	(569)	1	(568)
Less: Reclassification adjustments included in the income statement	83	—	83	94	(21)	73
Available-for-sale securities	12	—	12	(475)	(20)	(495)
Other comprehensive income / (expense) for the period	12	—	12	(475)	(20)	(495)

Notes to the Financial Statements

Group and Bank

NOTE 14:                  Acquisitions, disposals and other capital transactions

Acquisition / deemed disposal of Eurobank Ergasias S.A.

On 5 October 2012, NBG announced a voluntary share exchange offer (the “Tender Offer”) to acquire all the outstanding ordinary registered shares, with a par value of 2,22 Euro per share, issued by Eurobank at an exchange ratio of 58 NBG newly issued ordinary registered shares for 100 Eurobank shares. The Tender Offer was approved by the Hellenic Capital Markets Commission (“HCMC”) on 10 January 2013 and completed in February 2013. As of the date of completion of the Tender Offer on 15 February 2013, 84,4% of Eurobank’s shareholders had tendered their shares pursuant to the Tender Offer. As a result 271,5 million new NBG ordinary shares were issued, as described above. The fair value of these shares issued as the consideration paid for the Eurobank shares acquired amounted to €273 million and was based on the closing price of NBG’s share on the ATHEX on 15 February, 2013. The related acquisition costs amounted to €14 million.

On 28 March, 2013, the Bank of Greece sent letters to the Bank and Eurobank, stating that each bank would have to proceed with the recapitalization which would have to be completed by the end of April 2013 and requesting them to proceed to the relevant necessary actions. On 1 April 2013, the Bank, jointly with Eurobank, sent to the Bank of Greece a letter requesting a formal extension for the recapitalization to 20 June 2013. In this letter, the Bank stated that an extension would allow the Bank adequate time to complete the merger with Eurobank and proceed with the recapitalization as a combined entity. This request was not approved by the Bank of Greece.

On 7 April 2013, the Bank of Greece announced that the recapitalization process for the four major banks (NBG, Eurobank, Alpha Bank  and Piraeus Bank ) would proceed. On 8 April, 2013, the Bank and Eurobank issued a press release stating that the two banks, in agreement with the institutional authorities, would be recapitalized fully and independently of one another. Accordingly, the merger process was suspended.

On 22 April 2013, Eurobank’s board of directors announced that it would propose at the general shareholders meeting on 30 April 2013, that all rights be issued without offering preemptive rights to the existing shareholders. On 30 April 2013, this proposal was approved at the general shareholders meeting. As a result, the recapitalization of Eurobank through the HFSF completed on 31 May 2013, led to the Bank’s shareholding in Eurobank being reduced to 1,2%, with the HFSF having full voting rights for the Eurobank shares it acquired. In any case, according to the applicable Greek legislation, the shares owned by the HFSF in both banks (regardless whether the 10% of private sector participation during the recapitalization was achieved or not) bear full voting rights (article 7a par. 1 Greek Law 3864/2010) with respect to the approval of significant corporate actions, such as the merger procedure, and hence NBG cannot complete the merger with Eurobank without a consenting vote by the HFSF.

As a result of the above, as of 31 May 2013, the Bank’s investment in Eurobank is accounted for as an AFS investment.

Given the above extremely rare events, Management, based on the provisions of paragraph 19 of IAS 1 “Presentation of Financial Statements”, assessed that for the period from 15 February to 31 May 2013, the accounting treatment which reflected more faithfully the substance of the transaction for the Group was to account for the investment in Eurobank at cost less any impairment charge, instead of including it under the provisions of IFRS 3 “Business combinations”, IAS 27 “Consolidated and Separate Financial Statements” and IFRS 5 “Non-current assets held for sale and discontinued operations”. In the latter case, Eurobank would have been fully consolidated for a very short period, affecting the financial performance and the cash flows of the Group and hence the interim financial statements for the period ended 30 June 2013 would have been misleading to the users due to the fact that after deconsolidation, the Group classifies Eurobank as an AFS investment.

Management believes that the above is in accordance with the section “Qualitative characteristics of financial statements” of the Framework for the Preparation and Presentation of Financial Statements, which states that the qualitative characteristics that make the information provided in the financial statements useful to users are understandability, relevance, reliability and comparability. In addition, paragraph 35 of the same section states that the information included in the financial statements is necessary to be accounted for and presented in accordance with their substance and economic reality and not merely their legal form. The substance is that Eurobank, following its recapitalization, is controlled by the HFSF and the participation interest of the Bank is 1,2%. Therefore, the inclusion of Eurobank in the interim financial statements of the Group for a short period of time, would make it more difficult for users to understand the financial results of the Group. Furthermore, it would not assist them in their decision making and the information would not reflect the substance of the specific transaction, considering all the events that occurred in relation to this transaction.

Moreover, due to the fact that the investment in Eurobank was “deemed disposed” and classified as an AFS investment in the second quarter 2013, the departure from the aforementioned standards does not have an impact on the consolidated shareholders’ equity of the NBG Group and on the consolidated profit for the period attributable to shareholders of the NBG Group other than in the reallocation of the results of Eurobank to the specific income statement items to which they pertain, which reallocation however is not considered material.

Considering all the above, Management believes that the interim financial statements are in accordance with all the applicable IFRSs, except for those stated above. The departure from these standards has taken place in order for the interim financial statements of the Group to achieve a fair presentation of the financial position as at 30 June 2013, and the related statements of income and comprehensive income, changes in equity and the cash flow for the period ended 30 June 2013.

Notes to the Financial Statements

Group and Bank

Acquisition of KARELA S.A.

On 15 February 2013 NBG PANGAEA REIC acquired 100% of the share capital and obtained control of KARELA S.A. which is the owner of an office building superstructure of total gross area 29.900 sq.m. on a plot of total area 35.670 sq.m. located in Paiania Attica. The building at the date of acquisition was already leased to a third party. The consideration paid amounted to €56 million in cash. The acquisition was part of NBG PANGAEA REIC investment policy and within the normal course of business of NBG PANGAEA REIC in order to increase its presence in the real estate market. The consideration transferred was less than the fair value of the net assets of the subsidiary acquired and the gain of €363 thousand was recognised directly in the income statement to “Net other expenses”.

The following table summarises the fair value of assets and liabilities acquired of KARELA S.A. as of the date of acquisition which is the 15 February 2013.

15.02.2013
ASSETS
Due from banks	3
Investment property	122
Other assets	1
Total assets	126

LIABILITIES
Debt securities in issue	55
Derivative financial instruments	4
Other liabilities	10
Total liabilities	69
Net assets	57

The acquisition of “selected” assets and liabilities of First Business Bank (“the FBB”)

On 10 May 2013 the Bank, acquired, free of any consideration, selected “healthy” assets and liabilities of FBB which is under special liquidation following the decision 10/1/10.05.2013 of the Bank of Greece Resolution Measures Committee.

As the Bank acquired FBB’s network of 19 branches with the personnel and FBB’s operations that is customers transactions, deposits and loans, this transaction is considered an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Bank, therefore meets the definition of a business combination of IFRS 3 “Business combinations”.

The initial accounting for the acquisition of FBB business has only been provisionally determined at the end of the reporting period. At the date of issuance of these interim financial statements, the determination of the assets and liabilities to be transferred to NBG has not been finalized yet. For this reason, information relating to the fair value of the assets acquired and the liabilities assumed, as well as information relating to contingent liabilities and the value of intangible assets that will be recognized after the completion of the transaction, is not disclosed in these financial statements.

Based on a preliminary analysis of the unaudited accounting records of FBB as of 10 May 2013, the provisional values of the assets acquired and liabilities assumed from FBB are presented below:

10.05.2013
ASSETS
Due from banks	36
Financial assets at fair value through profit or loss	5
Loans and advances to customers	593
Investment securities	53
Other assets	83
Receivable from HFSF (provisional amount)	607
Total assets	1.377

LIABILITIES
Due to banks	309
Due to customers	1.066
Other liabilities	2
Total liabilities	1.377

The “Receivable from HFSF” amount represents the difference between the value of the transferred assets and liabilities (funding gap) that will be covered by the HFSF according to the existing legal framework, which will have the effect of providing additional liquidity to the Bank. The Bank of Greece in accordance with its decision 10/2/10.5.2013 determined the funding gap based on financial information of FBB as of 31 March 2013 to €524 million. Based on the provisional values of FBB’s assets acquired and liabilities assumed as of 10 May 2013, the funding gap has been revised to €607 million. As of 30 June 2013, HFSF has already contributed to the Bank as an advance EFSF bonds, with nominal value of €350 million.

Furthermore, the capital needs due to the acquisition of FBB will also be covered by the HFSF.

The acquisition of “selected” assets and liabilities of PROBANK S.A. (“Probank”)

On 26 July 2013 the Bank acquired, free of any consideration, selected “healthy” assets and liabilities of Probank which is under special liquidation following the decision 12/1/26.7.2013 of the Bank of Greece Resolutions Measures Committee.

As the Bank acquired Probank’s network of 112 branches with the personnel and Probank’s operations that is customers transactions, deposits and loans, this transaction is considered an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Bank, therefore meets the definition of a business combination of IFRS 3 “Business combinations”.

The initial accounting for the acquisition of Probank business has only been provisionally determined at the end of the reporting period.  At the date of issuance of these interim financial statements, the determination of the assets and liabilities to be transferred to NBG has not been finalized yet.  For this reason, information relating to the fair value of the assets acquired and the liabilities assumed, as well as information relating to contingent liabilities and the value of intangible assets that will be recognized after the completion of the transaction, is not disclosed in these financial statements.

Notes to the Financial Statements

Group and Bank

Based on the preliminary analysis of the unaudited accounting records of Probank as of 26 July 2013, the provisional values of the assets acquired and liabilities assumed from Probank are presented below:

26.07.2013
ASSETS
Cash and balance with central bank	60
Due from banks	22
Financial assets at fair value through profit or loss	181
Loans and advances to customers	2.160
Investment securities	70
Other assets	134
Receivable from HFSF (provisional amount)	380
Total assets	3.007

LIABILITIES
Due to customers	2.989
Other liabilities	18
Total liabilities	3.007

The “Receivable from HFSF” amount represents the difference between the value of the transferred assets and liabilities (funding gap) that will be covered by the HFSF according to the existing legal framework, which will have the effect of providing additional liquidity to the Bank. The Bank of Greece in accordance with its decision 12/2/26.7.2013 determined the funding gap based on financial information of Probank as of 31 March 2013 at €237 million. Based on the provisional values of Probank’s assets acquired and liabilities assumed as of 26 July 2013, the funding gap has been revised to €380 million. On 12 August 2013 HFSF has already contributed to the Bank as an advance of €158 million in cash.

Furthermore, the capital needs due to the acquisition of Probank will be covered by the HFSF.

NOTE 15:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 6 month period ended 30 June 2013 and 2012 and the significant balances outstanding at 30 June 2013 and 31 December 2012 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 2,8% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount €6 million as of 30 June 2013 (31 December 2012: €6 million). The list of the members of the Board of Directors of the Bank is presented under Note 1, “General Information”.

As at 30 June 2013, loans, deposits and letters of guarantee, at Group level, amounted to €85 million, €12 million and €11 million respectively (31 December 2012: €86 million, €8 million and €16 million respectively), whereas the corresponding figures at Bank level amounted to €84 million, €4 million and €11 million (31 December 2012: €86 million, €3 million and €16 million respectively).

Total compensation to related parties amounted to €12 million (30 June 2012: €9 million) for the Group and to €3 million (30 June 2012: €3 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Notes to the Financial Statements

Group and Bank

	Group		Bank
	30.06.2013	31.12.2012	30.06.2013	31.12.2012

Assets	7	8	4.031	3.992
Liabilities	38	47	3.697	3.410
Letters of guarantee, contingent liabilities and other off balance sheet accounts	17	18	3.042	2.977

	6 month period ended		6 month period ended
	30.06.2013	30.06.2012	30.06.2013	30.06.2012

Interest, commission and other income	19	3	65	107
Interest, commission and other expense	4	3	111	134

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 30 June 2013, amounted to €538 million (31 December 2012: €501 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 30 June 2013, amounted to €120 million and €48 million respectively (31 December 2012: €111 million and €40 million respectively).

d. Transactions with HFSF

In the context of Law 3864/2008 regarding the recapitalization of the Greek banks and subject to a pre-subscription agreement, the HFSF, which is considered by the Bank to be a related party as defined in IAS 24,  had contributed an amount of €9.756 million EFSF bonds as an advance for the participation in the Bank’s planned share capital increase.

The share capital increase was completed in June 2013 and an amount of €1.079 million was covered by private investors. The HFSF contribution in the share capital increase eventually amounted to €8.677 million and the excess amount was returned out of the advance. Furthermore, the Bank paid €90 million to HFSF as underwriting fees.

Subsequent to the recapitalization of the Greek banks, the HFSF as at 30 June 2013, controls Eurobank, New TT Hellenic Postbank and New Proton Bank and therefore these banks are also considered to be related parties to the Bank. As at 30 June 2013, the outstanding transactions with the above mentioned banks were conducted under the normal course of business and comprised deposits and placements.

Following the acquisition by the Bank of “selected” assets and liabilities of FBB, the HFSF will cover the difference between the value of the transferred assets and liabilities (funding gap), which was estimated to €607 million (see Note 14 for further details). The HFSF has already contributed to the Bank (as an advance) EFSF bonds of nominal value amounting to €350 million relating to FBB and therefore the Bank’s receivables from HFSF in regards to FBB amount to €257 million.

NOTE 16:                  Capital adequacy

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of ‘‘Tier I’’ capital (as defined), and the rest of ‘‘Tier II’’ capital (as defined). The framework applicable to Greek banks conforms to EU requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

As of 31 March 2013, Act 13/28.3.2013 of the Executive Committee of the Bank of Greece, established new additional limits of 9% and 6% for Core Tier I and Common Equity, respectively for the Group and the Bank.

In accordance with the BoG directives (Governor’s Act 2630/29.10.2010) the Group’s capital base includes all types of regulatory eligible Own Funds, among others, the share capital, the share premium account, the reserves and retained earnings, preferred securities and subordinated debt issues.

The capital adequacy ratios for the Group and the Bank, are presented in the table below:

Notes to the Financial Statements

Group and Bank

Capital adequacy

	Group		Bank
	30.06.2013	31.12.2012	30.06.2013	31.12.2012
		As restated*		As restated*

Ratios:
Common equity	8,3%	7,8%	9,8%	8,5%
Core Tier I	8,3%	7,8%	11,5%	10,5%
Total	9,5%	9,2%	12,8%	12,0%

(*)The 2012 figures have been restated in accordance with the Act 13/28.3.2013 of the Executive Committee of the Bank of Greece.

In June 2013, the recapitalization of the Bank was completed through the share capital increase of €9.756 million of which €1.079 million was contributed by private investors and €8.677 million by the HFSF. The HFSF now holds 84,6% of ordinary shares, but HFSF has restrictions on voting rights and on the sale of the shares.

The Core Tier I ratio, calculated in accordance with the above Decision has already increased from 7,8% at 31 December 2012 to 8,3% at 30 June 2013 through a number of completed actions including a Liability Management Exercise, deleveraging and de-risking.  Furthermore, all actions currently completing (e.g. the buy-back of US ADSs and the application of the IRB approach for Finansbank’s loan portfolio) are expected to increase the Core Tier I ratio to 9,2%. In addition, taking into consideration all other actions currently under way, involving the disposal of non-core participations in Greece, the Core Tier I ratio is expected to increase even further.

NOTE 17:                  Fair values of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values
	30.06.2013	30.06.2013

Financial Assets
Loans and advances to customers	68.094	67.429
Held-to-maturity investment securities	954	942
Loans-and-receivables investment securities	11.806	11.189

Financial Liabilities
Due to customers	59.469	59.499
Debt securities in issue	1.274	1.257
Other borrowed funds	1.729	1.726

Financial instruments not measured at fair value - Bank

	Carrying amounts	Fair values
	30.06.2013	30.06.2013

Financial Assets
Loans and advances to customers	45.729	45.137
Held-to-maturity investment securities	976	1.044
Loans-and-receivables investment securities	11.545	10.980

Financial Liabilities
Due to customers	40.729	40.750
Other borrowed funds	103	40

Notes to the Financial Statements

Group and Bank

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 30 June 2013:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models.

Held-to-maturity investment securities and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s statement of financial position at fair value by fair value measurement level at 30 June 2013.

Financial instruments measured at fair value-Group

	Fair value measurement using			Total asset/ liability
As at 30 June 2013	Level 1	Level 2	Level 3	at fair value
Assets
Financial assets at fair value through profit or loss	776	2.337	22	3.135
Derivative financial instruments	3	3.432	43	3.478
Loans and advances to customers designated at fair value through profit or loss	—	—	124	124
Available-for-sale investment securities	3.339	1.468	43	4.850
Insurance related assets and receivables	324	3	11	338
Total Assets	4.442	7.240	243	11.925

Liabilities
Due to customers designated at fair value through profit or loss	—	1.355	—	1.355
Derivative financial instruments	14	3.426	8	3.448
Debt securities in issue designated at fair value through profit or loss	—	656	—	656
Other liabilities	2	263	—	265
Total Liabilities	16	5.700	8	5.724

Financial instruments measured at fair value- Bank

	Fair value measurement using			Total asset/ liability at fair
As at 30 June 2013	Level 1	Level 2	Level 3	value
Assets
Financial assets at fair value through profit or loss	193	2.330	22	2.545
Derivative financial instruments	1	2.845	43	2.889
Available-for-sale investment securities	434	370	30	834
Total Assets	628	5.545	95	6.268

Liabilities
Due to customers designated at fair value through profit or loss	—	1.355	—	1.355
Derivative financial instruments	13	3.105	8	3.126
Debt securities in issue designated at fair value through profit or loss	—	656	—	656
Other liabilities	—	263	—	263
Total Liabilities	13	5.379	664	5.400

Transfers from Level 1 to Level 2

No transfers of financial instruments from Level 1 to level 2 occurred for the period ended 30 June 2013.

Notes to the Financial Statements

Group and Bank

Level 3 financial instruments

Level 3 financial instruments at 30 June 2013 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based and the price is obtained from the issuers of the securities or may be subject to liquidity adjustments.

(c)          Available-for-sale securities, portfolio includes non-marketable equity securities which are valued by independent valuers and the respective valuations are based on inputs like forecast of earnings, comparable multiples on Economic Value to EBITDA and other parameters which are not market observable.

(d)         Loans which are carried at fair value through profit or loss and which are valued using discounted cash flow valuation techniques incorporating unobservable credit spreads.

We conduct a review of our fair value hierarchy classifications on a quarterly basis. During the current review loans at fair value through Profit or Loss were reclassified to Level 3.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 30 June 2013, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into Level 3

In 2013 the main transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

The main transfer out of level 3 relates to debt securities in issue which, as at 30 June 2013, were valued based, primarily, on market observable CDS data and are no longer valued based on the price with which the Bank completed a tender offer.

Reconciliation of fair value measurements in Level 3 — Group

	2013
	Securities at FVTPL	Net Derivative financial instruments	Available-for- sale investment securities	Insurance related assets and receivables	Loans at Fair Value through Profit or Loss	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33	8	95	11	170	600
Gain / (losses) included in Income statement	5	15	4	—	(5)	56
Gain / (losses) included in OCI	—	—	(4)	—	—	—
Purchases	—	1	13	—	—	—
Sales	(16)	—	—	—	—	—
Settlements	—	(13)	(65)	—	(41)	—
Transfer into/ (out of) level 3	—	24	—	—	—	(656)
Balance at 30 June	22	35	43	11	124	—

Reconciliation of fair value measurements in Level 3 — Bank

	2013
	Securities at FVTPL	Net Derivative financial instruments	Available-for-sale investment securities	Debt securities in issue designated as at fair value through profit or loss

Balance at 1 January	33	19	70	600
Gain / (losses) included in Income statement	5	4	4	56
Gain / (losses) included in OCI	—	—	(4)	—
Purchases	—	1	—	—
Settlements	(16)	(13)	(40)	—
Transfer into/ (out of) level 3	—	24	—	(656)
Balance at 30 June	22	35	30	—

Gains and losses included in the Income statement have been reported in Net trading income/(loss) and results from investment

Notes to the Financial Statements

Group and Bank

securities except for bonds’ amortisation of premium/ discount which amounts to €1 million, for the period ended 30 June 2013 which has been reported in “Net interest income” at Bank and Group Level.

Changes in unrealised gain/ (losses) of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to trading assets, derivatives, Insurance related assets and receivables, debt securities in issue amount for the period ended 30 June 2013 to NIL, €4 million, NIL and NIL for the Group and to NIL, €4 million, NIL and NIL for the Bank respectively.

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates etc. and may also include a liquidity risk adjustment where the Group considers it appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Risk Management function and Middle Office department provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

Notes to the Financial Statements

Group and Bank

Quantitative Information about Level 3 Fair Value Measurements

		Valuation	Significant Unobservable	Range of Inputs
Financial Instrument	Fair Value	Technique	Input	Low	High

Assets

Financial assets at fair value through profit or loss	14	Price Based	Price	19,20	97,75
	8	Price Based	Liquidity Factor Adjustment	40,00%	40,00%

Investment Securities - Available-for-Sale	34	Price Based	Price	93,76	99,62
	9	Comparable Multiples	Multiples on EV/EBITDA	5,50	7,40

Loans at Fair Value through Profit or Loss	124	Discounted Cash Flows	Credit Spread	0 bps	1.500 bps

Net Derivatives

Interest Rate Derivatives	21	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100 bps	1.000 bps
	5	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	0,68	0,93
	3	Market Standard Black Scholes Model	Index volatility	0,05	0,30
	2	Discounted Cash Flows	FX Correlation	(0,15)	0,78

Other Derivatives	3	Market Standard Black Scholes Model	FX pair correlation	0,28	0,68
	1	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100 bps	1.000 bps

Insurance related assets and receivables	11	Price Based	Price	101,55	101,55

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a reasonable change in volatilities and correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) may result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short on the exposure among other factors. Due to the Group’s limited exposure to these instruments, a reasonable change in the above unobservable inputs would not be significant to the Group.

Additionally, within the same category, there are certain interest rate derivatives for which the bilateral credit-risk adjustment is significant to their respective fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change of the financial instruments fair value, for the Group.

Other Derivatives category includes foreign exchange swaps and forward instruments for which the bilateral credit-risk adjustment is significant in comparison to their fair value and a reasonable change to the credit spread of these counterparties would not have a material effect for the Group. The Other Derivatives category also includes certain structured foreign exchange options for which a reasonable change in the foreign exchange pair correlation would not have a significant effect in their respective fair value.

For Loans carried at fair value through profit or loss, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect to their fair value, for the Group.

Notes to the Financial Statements

Group and Bank

NOTE 18:                  Group companies

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.06.2013	31.12.2012	30.06.2013	31.12.2012

NBG Securities S.A. (**)	Greece	2009-2012	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A. (**)	Greece	2009-2012	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A. (**)	Greece	2010-2012	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados (**)	Greece	2009-2012	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A. (**)	Greece	2010-2012	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven) (2)	Greece	2005-2012	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2010-2012	70,00%	70,00%	—	—
National Insurance Brokers S.A.	Greece	2010-2012	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A. (**)	Greece	2006-2012	85,35%	85,35%	85,35%	85,35%
ASTIR Marina Vouliagmenis S.A.	Greece	2012	85,35%	85,35%	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2010-2012	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2010-2012	77,76%	77,76%	77,76%	77,76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic	Greece	—	100,00%	100,00%	100,00%	100,00%
Karela S.A.	Greece	2010-2012	100,00%	—	—	—
FB Insurance Agency Inc.	Greece	2012	99,00%	—	99,00%	—
Finansbank A.S.(*)	Turkey	2008 & 2010-2012	99,81%	99,81%	82,23%	82,23%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2009-2012	98,78%	98,78%	29,87%	29,87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2008-2012	99,81%	99,81%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2008-2012	99,81%	99,81%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2008-2012	89,99%	87,36%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2008-2012	99,81%	99,81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009-2012	99,81%	99,81%	—	—
NBG Malta Holdings Ltd	Malta	2006-2012	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2012	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2010-2012	99,91%	99,91%	99,91%	99,91%
UBB Asset Management Inc.	Bulgaria	2004-2012	99,92%	99,92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2012	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2012	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2012	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2012	100,00%	100,00%	—	—
Hotel Perun — Bansko E.O.O.D	Bulgaria	2012	100,00%	100,00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	—	100,00%	—	—	—
NBG Securities Romania S.A.	Romania	2008-2012	100,00%	100,00%	73,12%	73,12%
Banca Romaneasca S.A. (*)	Romania	2008-2012	99,28%	99,28%	99,28%	99,28%
NBG Factoring Romania IFN S.A. (2)	Romania	2010-2012	99,28%	99,28%	—	—
NBG Leasing IFN S.A.	Romania	2008-2012	99,33%	99,33%	6,43%	6,43%
S.C. Garanta Asigurari S.A.	Romania	2003-2012	94,96%	94,96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	—	100,00%	—	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2012	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2012	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009-2012	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2004-2012	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2007-2012	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2012	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2010-2012	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2012	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2012	100,00%	100,00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2012	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2012	99,74%	99,74%	94,39%	94,39%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2012	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2012	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2012	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2012	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2012	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2012	100,00%	100,00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2012	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2012	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2012	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2011-2012	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2011-2012	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2011-2012	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2012	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2012	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	100,00%	100,00%	100,00%	100,00%
Banka NBG Albania Sh.a.	Albania	2012	100,00%	100,00%	100,00%	100,00%

(*) % of participation includes the effect of put and call option agreements.

(**) The tax years 2011 and 2012 have been or are being audited by the external auditors and for which tax audit certificates have been issued or are to be issued, however the year will be considered final 18 months after the issuance of the tax certificates, during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) Companies under liquidation.

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
The Group’s and Bank’s associates are as follows:	Country	unaudited	30.06.2013	31.12.2012	30.06.2013	31.12.2012

Social Securities Funds Management S.A. (**)	Greece	2010-2012	20,00%	20,00%	20,00%	20,00%
Larco S.A. (1)	Greece	2009-2012	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A.	Greece	2009-2012	21,21%	21,21%	21,21%	21,21%
Teiresias S.A. (**)	Greece	2008-2012	39,93%	39,34%	39,93%	39,34%
Hellenic Spinning Mills of Pella S.A.(2)	Greece	—	20,89%	20,89%	20,89%	20,89%
Planet S.A. (**)	Greece	1.7.2009-31.12.2012	36,99%	36,99%	36,99%	36,99%
Pyrrichos Real Estate S.A.	Greece	2010-2012	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A. (**)	Greece	2010-2012	35,00%	35,00%	35,00%	35,00%
Bantas A.S. (Cash transfers and Security Services)	Turkey	2009-2012	33,27%	33,27%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension)	Turkey	2008-2012	48,91%	48,91%	—	—
UBB AIG Insurance Company A.D.	Bulgaria	2007-2012	59,97%	59,97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2012	59,97%	59,97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010-2012	19,98%	19,98%	—	—

(**) The tax years 2011 and 2012 have been or are being audited by the external auditor and for which tax audit certificates have been issued or are to be issued, however the year will be considered final 18 months after the issuance of the tax certificates, during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) From 2012, Larco S.A. has been reclassified to Other Assets.

(2) Under liquidation.

NOTE 19:      Events after the reporting period

On 3 July 2013, the purchase of the 12.360.169 ADSs following the tender offer of 31 May 2013, was settled by the Bank (see Note 12).

On 26 July 2013 the Bank acquired, free of any consideration, the “healthy” assets and liabilities of Probank which is under special liquidation following the decision 12/26.7.2013 of the Bank of Greece Resolutions Measures Committee (see Note 14).

On 5 August 2013, the Bank utilized from the European Investment Bank Global Loan facility an amount of €50 million, which matures on 7 August 2023 and bears an interest rate of 2,52%.

On 6 August 2013, the Bank renewed its borrowing of Greek Government bonds of €787 million maturing on 25 April 2016, under the provisions of Law 3723/2008 (Pillar III).

On 9 August 2013, the Bank proceeded with the cancellation of covered bonds of €500 million related to the 5th series under its €15 billion covered bond program (Program II) established in June 2010.

NOTE 20:                  Foreign exchange rates

		Fixing	Average	Average
FROM	TO	30.06.2013	1.1 — 30.06.2013	1.1 — 30.06.2012

ALL	EUR	0,00709	0,00726	0,00731
BGN	EUR	0,51130	0,51130	0,51130
EGP	EUR	0,10824	0,11251	0,12836
GBP	EUR	1,16659	1,17650	1,21575
MKD	EUR	0,01621	0,01623	0,01638
RON	EUR	0,22420	0,22806	0,22801
TRY	EUR	0,39667	0,42084	0,42808
USD	EUR	0,76453	0,76174	0,77100
RSD	EUR	0,00876	0,00898	0,00908
ZAR	EUR	0,07651	0,08303	0,09730

Notes to the Financial Statements

Group and Bank

NOTE 21:                  Reclassifications of financial assets

The following table presents the carrying amount by nature of security, as at 30 June 2013 of the financial instruments that have been reclassified during 2008 and 2010 and are still held by the Bank and the Group:

	Group			Bank
30 June 2013	Transferred in 2008	Transferred in 2010	Total	Transferred in 2008	Transferred in 2010	Total

Greek Government bonds	—	873	873	—	873	873
Sovereign bonds (other than GGBs)	18	—	18	—	—	—
Debt securities issued by Greek financial institutions	23	57	80	4	2	6
Debt securities issued by foreign financial institutions	15	—	15	5	—	5
Debt securities issued by Greek corporate entities	—	55	55	—	—	—
Debt securities issued by foreign corporate entities	7	—	7	—	—	—
Equity securities	11	—	11	6	—	6
Mutual funds	3	—	3	—	—	—
Total	77	985	1.062	15	875	890

The information presented below refers to reclassifications of financial instruments:

Group

In 2013, the Group reclassified €617 million bonds from available-for-sale into held to maturity because it now intends to hold these bonds until maturity.

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 June 2013, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €985 million. The market value of these securities is €311 million. During the period ended 30 June 2013, €9 million of interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 June 2013 would have been higher by €2 million (€1 million net of tax), and the available-for-sale securities reserve, net of tax, would have been higher by €14 million.

In 2008, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 June 2013, the carrying amount of the securities reclassified in 2008, are still held by the Group and have not been reclassified again subsequently is €77 million. The market value of these securities is €68 million. During the period ended 30 June 2013, €1 million of interest income and €1 million of impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 June 2013 would have been higher by €4 million (€3 million net of tax) and the available-for-sale securities reserve net of tax would have been lower by €3 million.

Bank

In 2010, the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 June 2013, the carrying amount of the securities reclassified in 2010 and are still held by the Bank is €875 million. The market value of these securities is €222 million. During the period ended 30 June 2013, €6 million of interest income were recognised. Had these securities not been reclassified, the available-for-sale securities reserve would have been higher by €14 million.

In 2008, the Bank reclassified certain trading securities as loans-and-receivables or available-for-sale. On 30 June 2013, the carrying amount of the securities reclassified in 2008, are still held by the Bank and have not been reclassified again subsequently, is €15 million. The market value of these securities is €14 million. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 June 2013 would have been higher by €2 million and the available-for-sale securities reserve would have been lower by €1 million net of tax.

NOTE 22:                  Restatements of items in the financial statements

Restatement of Income Statement for the period ended 30 June 2012

As of 1 January 2013 the amended IAS 19 “Employee benefits” is retrospectively applicable. Based on the Group’s assessment, the loss for the period ended 31 December 2012 reduced by €13 million and €10 million for the Group and the Bank, respectively, and other comprehensive income for the year then ended reduced by €53 million and €35 million for the Group and the Bank, respectively (1 January 2012: decrease in other comprehensive income by €114 million and €111 million for the Group and the Bank, respectively) with the corresponding adjustments recognised in the retirement benefit obligation and deferred income tax liabilities/assets. This net effect mainly related to the following adjustments, including their income tax effects: a) full recognition of actuarial losses through other comprehensive income and increase in the net liability; b) immediate recognition of past service costs in profit or loss and a decrease in the net liability and c) reversal of the difference between the gain arising from the expected rate of return on pension plan assets and the discount rate through other comprehensive income.

Notes to the Financial Statements

Therefore, the statement of financial position, the income statement, the statement of comprehensive income and the statement of cash flows were restated as follows:

Statement of Financial Position

	Group			Bank
		31.12.2012			31.12.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements
Deferred tax assets	1.297	1.298	(1)	—	—	—
Total assets	104.798	104.799	(1)	—	—	—

Deferred tax liabilities	80	84	(4)	—	—	—
Retirement benefit obligations	388	230	158	328	193	135
Total liabilities	106.840	106.686	154	81.869	81.734	135
Reserves and retained earnings	(11.748)	(11.593)	(155)	(13.393)	(13.258)	(135)
Equity attributable to NBG shareholders	(2.284)	(2.129)	(155)	(3.930)	(3.795)	(135)
Non-controlling interests	70	70	—	—	—	—
Total equity	(2.042)	(1.888)	(154)	(3.930)	(3.795)	(135)
Total equity and liabilities	104.798	104.799	(1)	77.939	77.939	—

Income Statement

	Group			Bank
	6 month period ended 30.06.2012			6 month period ended 30.06.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements

Personnel expenses	(682)	(687)	5	(408)	(413)	5
Loss before tax	(1.924)	(1.929)	5	(2.317)	(2.322)	5
Loss for the period	(1.898)	(1.903)	5	(2.219)	(2.224)	5
NBG equity shareholders	(1.894)	(1.899)	5	(2.219)	(2.224)	5
Losses per share - Basic and diluted	(9,38)	(10,01)	0,63	(11,69)	(11,71)	0,02

Income Statement

	Group			Bank
	3 month period ended 30.06.2012			3 month period ended 30.06.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements

Personnel expenses	(340)	(346)	6	(203)	(206)	3
Loss before tax	(1.120)	(1.126)	6	(1.305)	(1.308)	3
Loss for the period	(1.165)	(1.171)	6	(1.311)	(1.314)	3
NBG equity shareholders	(1.164)	(1.170)	6	(1.311)	(1.314)	3
Losses per share - Basic and diluted	(6,11)	(6,14)	0,03	(6,91)	(6,92)	0,01

Statement of Comprehensive Income

	Group			Bank
	6 month period ended 30.06.2012			6 month period ended 30.06.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements

Loss for the period	(1.898)	(1.903)	5	(2.219)	(2.224)	5
Re-measurement of the net defined benefit liability / asset, net of tax	—	—	—	—	—	—
Other comprehensive income / (expense) for the period	(73)	(73)	—	(495)	(495)	—
Total comprehensive expense for the period	(1.971)	(1.976)	5	(2.714)	(2.719)	5
NBG equity shareholders	(1.970)	(1.975)	5	(2.714)	(2.719)	5

Notes to the Financial Statements

Group and Bank

Statement of Comprehensive Income

	Group			Bank
	3 month period ended 30.06.2012			3 month period ended 30.06.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements

Loss for the period	(1.165)	(1.171)	6	(1.311)	(1.314)	3
Re-measurement of the net defined benefit liability / asset, net of tax	—	—	—	—	—	—
Other comprehensive income / (expense) for the period	(107)	(107)	—	(316)	(316)	—
Total comprehensive expense for the period	(1.272)	(1.278)	6	(1.627)	(1.630)	3
NBG equity shareholders	(1.273)	(1.279)	6	(1.627)	(1.630)	3

Cash Flow Statement

	Group			Bank
	6 month period ended 30.06.2012			6 month period ended 30.06.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements

Loss before tax	(1.924)	(1.930)	6	(2.317)	(2.322)	5
Non-cash items included in income statement and other adjustments:	2.599	2.605	(6)	2.350	2.355	(5)
Provision for employee benefits	15	21	(6)	11	16	(5)
Net cash from / (for) operating activities	(334)	(334)	—	(705)	(705)	—

Summary financial data

Group and Bank

Summary financial data

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2013 TO 30 JUNE 2013
(Published in accordance with rule 4/507/28.04.2009 of the Capital Market Commission)
(amounts in million EURO)

Company Information

Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of S.A.:	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	29 August 2013
Certified Public Accountant - Auditor:	Manos Pelidis (RN SOEL 12021)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A.
Assurance & Advisory Services
Independent Auditor’s Report:	Unqualified opinion - Emphasis of matter
Issue date of Auditor’s report:	29 August 2013
Website:	www.nbg.gr

Statement of Financial Position (Consolidated and Standalone)

	Group		Bank
	30.06.2013	31.12.2012	30.06.2013	31.12.2012
		As restated		As restated
ASSETS
Cash and balances with central banks	4,988	4,500	1,181	1,213
Due from banks (net)	3,063	4,318	3,587	4,195
Financial assets at fair value through profit or loss	3,135	5,429	2,545	5,006
Derivative financial instruments	3,478	3,693	2,889	3,380
Loans and advances to customers (net)	68,218	69,135	45,729	47,000
Available for sale investment securities	4,953	5,215	1,217	1,046
Held to maturity investment securities	955	356	976	1,030
Loans and receivables investment securities	11,806	2,744	11,545	2,464
Investment property	400	280	—	—
Investments in subsidiaries	—	—	8,668	8,907
Equity method investments	148	159	7	7
Goodwill, software & other intangible assets	2,026	2,138	123	134
Property & equipment	1,780	1,969	333	331
Deferred tax assets	1,547	1,297	1,325	1,085
Insurance related assets and receivables	663	636	—	—
Current income tax advance	401	371	382	340
Other assets	2,668	2,558	2,024	1,801
Non-current assets held for sale	205	—	255	—
Total assets	110,434	104,798	82,786	77,939

LIABILITIES
Due to banks	29,439	33,972	28,374	33,287
Derivative financial instruments	3,448	4,770	3,126	4,373
Due to customers	60,824	58,722	42,084	40,908
Debt securities in issue	1,929	2,385	656	600
Other borrowed funds	1,729	1,386	103	205
Insurance related reserves and liabilities	2,444	2,460	—	—
Deferred tax liabilities	79	80	—	—
Retirement benefit obligations	387	388	328	328
Current income tax liabilities	38	48	—	—
Other liabilities	2,507	2,629	2,271	2,168
Liabilities associated with non-current assets held for sale	11	—	—	—
Total liabilities	102,835	106,840	76,942	81,869

SHAREHOLDERS’ EQUITY
Share capital	2,077	6,138	2,077	6,138
Share premium account	12,163	3,326	12,162	3,325
Less: treasury shares	(2)	—	—	—
Reserves and retained earnings	(6,789)	(11,748)	(8,395)	(13,393)
Equity attributable to NBG shareholders	7,449	(2,284)	5,844	(3,930)

Non-controlling interests	68	70	—	—
Preferred securities	82	172	—	—
Total equity	7,599	(2,042)	5,844	(3,930)

Total equity and liabilities	110,434	104,798	82,786	77,939

Statement of Changes in Equity (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	30.06.2013	30.06.2012	30.06.2013	30.06.2012
		As restated		As restated
Balance at beginning of period	(2,042)	(367)	(3,930)	(1,177)
Changes during the period:
Total comprehensive income / (expense), net of tax	(112)	(1,971)	(16)	(2,714)
Share capital increase	10,029	—	10,029	—
Dividends declared	—	(5)	—	—
(Purchases) / disposals of treasury shares	(2)	(1)	—	—
Other changes	(274)	(100)	(239)	—
Balance at end of period	7,599	(2,444)	5,844	(3,891)

The financial data and information listed below, derive from the financial statements and aim to a general information about the financial position and results of National Bank of Greece and NBG Group. We therefore recommend the reader, prior to making any investment decision or other transaction concerning the Bank, to visit the Bank’s web site (www.nbg.gr), where the set of financial statements is posted,  as well as the auditor’s report when necessary.

The Board of Directors

Georgios P. Zanias	Non-Executive Member - Chairman of the BoD
Alexandros G. Tourkolias	Executive Member - Chief Executive Officer
Petros N. Christodoulou	Executive Member - Deputy Chief Executive Officer
Ioannis C. Giannidis	Non-Executive Member
Stavros A. Koukos	Non-Executive Member
Efthymios C. Katsikas	Non-Executive Member
Stefanos C. Vavalidis	Independent Non-Executive Member
Alexandra T. Papalexopoulou - Benopoulou	Independent Non-Executive Member
Petros K. Sabatacakis	Independent Non-Executive Member
Maria A. Fragista	Independent Non-Executive Member
Spyridon J. Theodoropoulos	Independent Non-Executive Member
Alexandros N. Makridis	Greek State representative
Charalampos A. Makkas	Hellenic Financial Stability Fund representative

*On 9 April 2013, HE the Metropolitan of Ioannina Theoklitos resigned from his position as a non executive member of the Bank’s Board of Directors.

Statement of Comprehensive Income (Consolidated and Standalone)

	Group		Group		Bank		Bank
	From 1.1 to		From 1.4 to		From 1.1 to		From 1.4 to
	30.06.2013	30.06.2012	30.06.2013	30.06.2012	30.06.2013	30.06.2012	30.06.2013	30.06.2012
		As restated		As restated		As restated		As restated
Interest and similar income	2,798	3,196	1,402	1,562	1,236	1,662	616	785
Interest expense and similar charges	(1,189)	(1,433)	(565)	(708)	(552)	(702)	(266)	(348)
Net interest income	1,609	1,763	837	854	684	960	350	437

Fee and commission income	405	380	208	195	109	110	56	57
Fee and commission expense	(126)	(135)	(64)	(77)	(115)	(128)	(58)	(73)
Net fee and commission income / (expense)	279	245	144	118	(6)	(18)	(2)	(16)

Earned premia net of reinsurance	305	367	145	164	—	—	—	—
Net claims incurred	(272)	(301)	(127)	(143)	—	—	—	—
Earned premia net of claims and commissions	33	66	18	21	—	—	—	—

Net trading income / (loss) and results from investment securities	61	(352)	49	(103)	20	(311)	52	(44)
Net other income / (expense)	(38)	(53)	(17)	(25)	(26)	(58)	—	(29)
Total income	1,944	1,669	1,031	865	672	573	400	348

Personnel expenses	(656)	(682)	(333)	(340)	(364)	(408)	(181)	(203)
General, administrative and other operating expenses	(393)	(342)	(203)	(173)	(165)	(157)	(81)	(79)
Deprec. & amortis. on properties, equipment, software & other intang. assets	(104)	(98)	(54)	(50)	(44)	(40)	(23)	(21)
Amortis. & write offs of intang. assets recognised on business combinations	(11)	(11)	(6)	(6)	—	—	—	—
Finance charge on put options of non-controlling interests	(4)	(4)	(3)	(3)	(4)	(4)	(3)	(3)
Credit provisions and other impairment charges	(590)	(1,994)	(279)	(1,417)	(363)	(1,839)	(162)	(1,347)
Impairment of Greek government bonds	—	(466)	—	—	—	(442)	—	—
Share of profit of equity method investments	1	4	(1)	4	—	—	—	—
Profit/(loss) before tax	187	(1,924)	152	(1,120)	(268)	(2,317)	(50)	(1,305)
Tax benefit / (expense)	156	26	163	(45)	240	98	240	(6)
Profit / (loss) for the period, net of tax (A)	343	(1,898)	315	(1,165)	(28)	(2,219)	190	(1,311)
Attributable to:
Non-controlling interests	(1)	(4)	(2)	(1)	—	—	—	—
NBG equity shareholders	344	(1,894)	317	(1,164)	(28)	(2,219)	190	(1,311)

Other comprehensive income/(expense), net of tax (B)	(455)	(73)	(475)	(107)	12	(495)	6	(316)
Total comprehensive income/(expense), net of tax (A+B)	(112)	(1,971)	(160)	(1,272)	(16)	(2,714)	196	(1,627)

Attributable to:
Non-controlling interests	(3)	(1)	(4)	1	—	—	—	—
NBG equity shareholders	(109)	(1,970)	(156)	(1,273)	(16)	(2,714)	196	(1,627)

Earnings/(losses) per share (Euro) - Basic and Diluted:	€1.0550	€(9.3835)	€0.6843	€(6.1061)	€(0.0734)	€(11.6870)	€0.3543	€(6.9057)

Statement of Cash Flows (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	30.06.2013	30.06.2012	30.06.2013	30.06.2012
		As restated		As restated
Net cash flows from / (used in):
Operating activities	(658)	(334)	(1,279)	(705)
Investing activities	(385)	2,076	175	(657)
Financing activities	578	(550)	750	(124)
Net increase / (decrease) in cash and cash equivalents in the period	(465)	1,192	(354)	(1,486)
Effect of foreign exchange rate changes on cash and cash equivalents	(51)	50	(14)	20
Total cash inflows / (outflows) for the period	(516)	1,242	(368)	(1,466)
Cash and cash equivalents at beginning of period	4,167	4,271	3,524	6,990
Cash and cash equivalents at end of period	3,651	5,513	3,156	5,524

Notes

1) The Auditor’s Report includes emphasis of matter by which draw attention to note 2.2. “Going concern” to the condensed interim financial information in which stated that the Group’s Core Tier I ratio at June 30,2013 is below the minimum ratio required by the BoG. For more information refer to Note 2.2 of the financial statements.

2) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (“IFRS”) and are the same with those applied in the 2012 financial statements. Details are included in Note 2 of the condensed Interim financial statements as of 30.6.2013.

3) The Bank has been audited by the tax authorities up to and including the year 2008. The financial years 2009 and 2010 are currently being audited by the tax authorities whereas the financial year 2011 was audited and the financial year 2012 is audited by the certified public accountant of the Bank. The unaudited tax years of the subsidiary companies of the Group fully consolidated and associated are reflected in Note 18 of the condensed Interim financial statements as of 30.6.2013.

4) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Group.  As of 30.6.2013, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €91 million and €65 million respectively, b) for unaudited tax years €10 million and €8 million respectively and c) for other risks €28 million and €2 million respectively.

5) The number of Group and Bank employees as of 30.6.2013 was 36.093 and 11.549 respectively (30.6.2012: 34.551 and 11.924 respectively).

6) Related party transactions and balances as defined in IAS 24 are analyzed as follows: assets, liabilities, interest, commission and other income, interest, commission and other expense and off-balance sheet items with associated companies and joint ventures of the Group, as of 30.6.2013, amounted to €7 million, €38 million, €19 million, €4 million and €17 million respectively. The corresponding balances and transactions with subsidiaries, associated companies and joint ventures of the Bank as of 30.6.2013 were €4.031 million, €3.697 million, €65 million, €111 million and €3.042 million. Loans, deposits, letters of guarantee and total compensation of the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as the close members of family and entities controlled or jointly controlled by those persons amounted, as of 30.6.2013, to €85 million, €12 million, €11 million and €12 million respectively and for the Bank alone the corresponding amounts amounted to €84 million, €4 million, €11 million and €3 million. The total receivables of the Group and the Bank from the employee benefits related funds as of 30.6.2013, amounted to €538 million. The total payables of the Group and the Bank to the employee benefits related funds as of 30.6.2013, amounted to €120 million and €48 million respectively. During 2012 under the recapitalization plan, HFSF contributed €9.756 million EFSF bonds to the Bank as an advance for the participation in the Bank’s share capital increase that was completed in June 2013. The HFSF contribution in the share capital increase eventually amounted to €8.677 million and an amount of €1.079 million was covered by investors. Furthermore, the Bank paid €90 million to HFSF as underwriting fees.

7) Acquisitions, disposals & other capital transactions:

(a) On 16.1.2013, the assets and liabilities of Astir Palace Vouliagmenis S.A. and its subsidiary Astir Marina Vouliagmenis S.A. were reclassified in “Non-current assets held for sale” in accordance with the decision of NBG and the agreement with the Hellenic Republic Asset Development Fund S.A., following the decision to launch a tender for the sale of the companies.

(b) As of 15.2.2013 NBG acquired 84,4% of Eurobank share capital by a voluntary share exchange offer. The fair value of the shares issued as the consideration paid for the Eurobank shares acquired amounted to €273 million. On 22.4.2013, Eurobank’s Board of Directors decided to increase the share capital and to propose to the extraodinary general shareholders meeting on 30.4.2013 the abolition of the preemptive rights of the existing shareholders and the full coverage of the share capital increase by the HFSF. The above proposal of Board of Directors to the extraodinary general shareholders meeting was approved on 30.4.2013. The recapitalization of Eurobank through the HFSF completed on 31.5.2013 and lead to our shareholding in Eurobank being reduced to 1,2%, with the HFSF having full voting rights for the Eurobank shares it acquired. and our investment in Eurobank was classified as AFS investment. Details for the above are included in Note 14 of the condensed Interim financial statements as of 30.6.2013.

(c) On 15.2.2013, NBG PANGAEA Reic acquired 100% of KARELA S.A. which owns a building in Paiania in Attica, for €56 million.

(d) On 10.05.2013 the Bank acquired, free of any consideration, the “healthy” assets and liabilities of FBB which is under special liquidation following the decision 10/10.5.2013 of the Bank of Greece Resolutions Measures Committee.

(e) On 26.7.2013 the Bank acquired, free of any consideration, the “healthy” assets and liabilities of Probank which is under special liquidation following the decision 12/26.7.2013 of the Bank of Greece Resolutions Measures Committee.

Details for the above transactions are included in Notes 8, 14 & 19 of the condensed Interim financial statements as of 30.6.2013.

8) Included in Note 18 of the condensed Interim financial statements as of 30.6.2013, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company. As of 30.6.2013 the following changes occurred in the Groups’ structure:

(a) Fully consolidated: As of 1.7.2012, the foreign branch of NBG in Albania became a subsidiary under the name Banka NBG Albania Sh.a. in which the Bank participates with 100%. From 4.10.2012 ASTIR Marina Vouliagmenis S.A., a wholly owned subsidiary is included in the Group. From 29.10.2012 is included our 100% subsidiary “Hotel Perun — Bansco” EOOD. From 15.2.2013 is included our 100% subsidiary KARELA S.A. Finans Tuketici Finansmani A.S. (Finans Consumer Finance) is no longer included in the financial statements since it has been disposed of on 16.11.2012. Moreover Finans Emeklilik ve Hayat A.S. (Finans Pension) from 9.11.2012, is consolidated under the equity method in the condensed Interim financial statements due to the disposal of 51,0%. On 10.5.2013 NBG International Holdings B.V. proceeded to the establishment of ARC Management Two EAD— SPV in Bulgaria, a wholly owned subsidiary which is included in the Group. On 28.5.2013 NBG International Holdings B.V. and NBG (Malta) Holdings Limited proceeded to the establishment of ARC Management One SRL— SPV in Romania, a wholly owned subsidiary which is included in the Group. On 10.5.2013 the Bank, through the acquisition of net assets of FBB, acquired FB Insurance Agency Inc. which is under special liquidation.

(b) There are no entities exempted from the condensed Interim financial statements as of 30.6.2013.

(c) There have been no changes in the method of consolidation since the previous financial statements except for the Emeklilik ve Hayat A.S. (Finans Pension) as referred above — point (a).

9) “Other comprehensive income for the period, net of tax” of the Group, in the current period ended 30.6.2013, is comprised of €(96) million relating to the movement of available for sale investments reserve, €(377) million relating to currency translation differences and €18 million relating to net cash flow hedge. The corresponding amount for the Bank (except net cash flow hedge amount and currency translation differences which are NIL) is €12 million.

10) As of 30.6.2013, the Group held 415.052 treasury shares with acquisition cost of €2 million approximately, while the Bank did not hold any treasury shares.

11) Other events:

(a) At its meeting of 22.2.2013 the Bank’s Board of Directors confirmed the Increase of the share capital arising from the acquisition of Eurobank. As a result the Bank’s share capital increased by €271 million by issuing 270.510.718 ordinary shares with nominal value of €1,0 per share. The fair value of these shares issued as the consideration paid for Eurobank amounted to €273 million and was based on the closing price of Bank’s share on the ATHEX on 15.2.2013.

(b) On 29.4.2013, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved the reverse split of the ordinary shares at a ratio of 10 existing shares of €1,00 per share are exchanged with 1 new share of €10,00 per share.  Furthermore, in the same meeting it is approved the reduction in the nominal value from €10,00 per share to €0,30 per share as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount. Moreover they approved the share capital increase by €9.756 million in the context of recapitalization of the banks. On 19.6.2013 the Board of Directors certified that €1.079 million was covered in cash by investors and €8.677 million by HFSF. through the EFSF bonds.

(c) On 3.7.2013, following the tender offer of 31.5.2013 the repurchase of the 12.360.169 ADSs settled by the Bank for USD155 million.

12) Certain amounts in prior period have been reclassified to conform to the current presentation.

The revised IAS 19 “Employee Benefits” applies from 1.1.2013 with retrospective application, while certain amounts for the comparative period ended 30.6.2012 were restated due to the change of the fair value of the new Greek Government Bonds as a result of the PSI. From these restatements, certain amounts of the financial statements of the comparative period and of the previous fiscal year were affected as follows:

For the comparative interim period at a Group level the loss after tax and after the non controlling interest share decreased by €5 million, the comprehensive expense after tax decreased by €5 million and the Equity attributable to NBG shareholders decreased by €(109) million while at a Bank level the aforementioned decreased by €5 million, €5 million and €(106) million respectively.

For the previous fiscal year at a Group level the loss after tax and after the non controlling interest share decreased by €13 million, the comprehensive income / (expense) after tax decreased by €(168) million and the Equity attributable to NBG shareholders decreased by €(155) million while at a Bank level the loss after tax and after the non controlling interest share decreased by €10 million while the comprehensive income / (expense) after tax and the Equity attributable to NBG shareholders decreased by €(145) million and €(135) million respectively.

Details related to the above and restatements are included in Note 22 “Restatements of items in the financial statements” of the condensed Interim financial statements as of 30.6.2013.

Athens, 29 August 2013

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

Report on use of funds raised

NATIONAL BANK OF GREECE S.A.

Reg. No 6062/06/B/86/01

Headquarters: Eolou 86 Street, GR 10232 Athens

REPORT ON USE OF FUNDS RAISED FROM THE BANK’S SHARE CAPITAL INCREASE THROUGH THE ISSUANCE OF NEW ORDINARY SHARES WITH VOTING RIGHTS BY PAYMENT IN CASH AND WITH PREEMPTIVE RIGHTS TO EXISTING SHAREHOLDERS AND IN KIND FROM THE HELLENIC FINANCIAL STABILITY FUND (“HFSF”) OF BONDS ISSUED BY THE EUROPEAN FINANCIAL STABILITY FUND (“EFSF”) AND UP TO €9.756,0 MILLION, IN ACCORDANCE WITH THE SECOND REPEAT GENERAL MEETING OF THE BANK’S SHAREHOLDERS HELD ON 29 APRIL 2013.

According to article 5 of Law 3556/2007 and the decisions 6 and 7/448/2007 of the Board of Directors of the Hellenic Capital Market Commission (“HCMC”), as amended and in force, as well as the article 4.1.2 of the Charter of the Athens Exchange (“ATHEX”) and the decision 25/17.07.2008 of the ATHEX, as amended and in force, it is hereby notified that from the Bank’s share capital increase in cash and with pre-emptive rights to existing shareholders and in kind through EFSF bond subscription by HFSF, in accordance with the 2nd Repeat General Meeting of the Bank’s shareholders held on 29 April 2013, 2.274.125.874 new ordinary registered shares with voting rights were issued and the capital raised amounted to €9.755.999.999,46.  On 19 June 2013, the Bank’s Board of Directors certified that the share capital increase was fully covered.  On 25 June 2013, the ATHEX accepted the 2.274.125.874 newly issued ordinary shares with voting rights for trading. On 27 June 2013, the trading commenced on the ATHEX.

Report on Use Of Funds raised from Bank’s share capital increase in cash and with pre-emptive rights to existing shareholders and in kind from the HFSF of bonds issued by the EFSF

Description of Use of Funds	Total raised Funds (amounts in €)	Use of Funds as of 30 June 2013 (amounts in €)	Balance of Funds (amounts in €)
1. Strengthen the Bank’s capital adequacy ratios	9.755.999.999,46	(9.755.999.999,46)	—
2. Issue costs	(236.183.295,56)	236.183.295,56	—
Net	9.519.816.703,90	(9.519.816.703,90)	—

Athens, 29 August 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

GEORGE P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

Auditor’s report on use of funds raised

Independent Auditor’s report on Use of Funds Raised

TRANSLATION

REPORT ON FINDINGS FROM CARRYING OUT AGREED UPON PROCEDURES ON THE REPORT ON USE OF FUNDS RAISED

To the Board of Directors of National Bank of Greece S.A.

In accordance with the mandate which we received from the Board of Directors of “National Bank of Greece S.A.” (The Bank), we have performed the procedures agreed with you and enumerated below, in accordance with the regulatory framework of Athens Exchange and the applicable legislation governing the Greek capital market, with respect to the ‘‘Report on Use of Funds Raised’’ of the Bank (the Report)  regarding the Bank’s share capital increase through the issuance of new ordinary shares with voting rights by payment in cash and with preemptive rights to existing shareholders and in kind from the Hellenic Financial Stability Fund (“HFSF”) of bonds issued by the European Financial Stability Fund (“EFSF”) and up to Euro 9.756 million, in accordance with the second repeat general meeting of the Bank’s shareholders held on 29 April 2013, which was verified by the Bank’s Board of Directors on 19 June 2013.  This report is the responsibility of the Bank’s Management. Our engagement was undertaken in accordance with the International Standard on Related Services ‘‘ISRS 4400’’, applicable to agreed-upon procedures engagements. Our responsibility is to perform the agreed upon procedures enumerated below and to report our findings to you.

The agreed upon procedures which we have carried out are as follows:

1.              We evaluated the completeness of the Report prepared by the Bank’s Management and approved on August 29, 2013, regarding the share capital increase in cash through the issuance of new ordinary shares by way of pre-emption rights in favor of existing shareholders of National Bank of Greece S.A. and in kind through EFSF bond subscription by HFSF and its consistency with the content of the corresponding Prospectus issued by the Bank on May 22, 2013 and to the relevant resolutions and announcements made by the responsible persons and Committees of the Bank.

2.              We compared the total amount of the funds raised from the share capital increase as appearing in the Report to the amount stated in the Minute No 1486 of the meeting of the Board of Directors of the Bank held on May 20, 2013 where the increase of the share capital was approved.

3.              We compared the amount in cash raised from the share capital increase of Euro 1.079.135.072,73 to the amount stated in the confirmation letter received from Alpha Bank S.A. on June 18, 2013. We compared the amount in cash raised to the transfer of the corresponding amount made on June 18, 2013 from the deposit account held by the Bank in Alpha Bank S.A. to the deposit account held by the Bank in Bank of Greece (IBAN No.GR 8301000420000000000610000).

4.              We compared the nominal amount of the EFSF bonds received in kind of Euro 8.464.264.000,00 to the custodian’s statement provided by Bank of Greece.

5.              We reviewed the accounting entries relevant to the share capital increase and confirmed that the amount of Euro 682.237.762,20 was credited to the account “Share capital” and the amount of Euro 9.073.762.237,26 was credited to the account “Share premium” on June 21, 2013.

6.              We compared the total amount of the share capital increase in cash through the issuance of new ordinary shares by way of pre-emption rights in favor of existing shareholders of National Bank of Greece S.A. and in kind through EFSF bond subscription by HFSF to the corresponding amount stated in Minute No. 1492 of the meetings of the Board of Directors of the Bank held on June 19, 2013 through which the Board of Directors certified the payment of the proceeds from the share capital increase.

7.              We compared the list of the share capital issue costs which was made available to us by the Bank’s Management, to the relevant amount of Euro 236.183.295,56 stated in the Report. We tested the documentation supporting the amounts included in this list on a sample basis.

The findings that derived from the above agreed upon procedures were the following:

The content of the Report includes the minimum information provided for that purpose from the regulatory framework governing the Athens Exchange as well as the legal framework governing the Capital Markets and is consistent with the content of the relevant Prospectus and to the relevant resolutions and announcements made by the responsible persons and Committees of the Bank.

The amount in cash raised from the share capital increase of Euro 1.079.135.072,73 which was deposited as money market deposit in Alpha Bank S.A. was traced and agreed to the confirmation letter received from Alpha Bank S.A., dated June 18, 2013. This amount was subsequently transferred on the same date to the deposit account held with Bank of Greece (IBAN No. GR 8301000420000000000610000).

The nominal amount of the EFSF bonds received in kind of Euro 8.464.264.000,00 was agreed to the custodian’s statement provided by Bank of Greece.

From the review of the accounting entries with respect to the share capital increase we confirmed that the amount credited to the account “Share Capital” amounted to Euro 682.237.762,20 and to the account “Share Premium” amounted to Euro 9.073.762.237,26 on June 21, 2013.

The total amount of the cash raised and the bonds received was agreed to the amount stated in the relevant Minute No 1492 of the meeting of the Board of Directors of the Bank held on June 19, 2013 where the payment in of the proceeds of the share capital increase was certified.

The share capital issue costs amounting to Euro 236.183.295,56 as included in the list provided to us by the Bank’s Management were agreed to the corresponding amount included in the Report. In addition, the supporting documentation regarding the corresponding amounts was tested on a sample basis.

Taking into account that the relevant procedures do not constitute either an audit or a review made in accordance with International Standards on Auditing or International Standards on Review Engagements, we do not express any assurance other than the factual findings reported above. Had we performed additional procedures or had we conducted an audit or review, it is possible that other matters might have come to our attention that would have been reported to you in addition to the findings discussed in the aforementioned paragraph.

Our report is exclusively addressed to the Bank’s Board of Directors for the purposes of complying with the regulatory framework of Athens Exchange and the applicable legislation governing the (Greek) capital markets.  Consequently,  this Report is not to be used for any other purpose as this report relates only to the items specified above and does not extend to the condensed interim financial statements published by the Bank for the period ended 30 June 2013 on which we have issued a separate review report dated 29 August 2013.

Athens, 29 August 2013

The Certified Public Accountant

Beate Randulf

Reg. No. SOEL: 37541

Hadjipavlou Sofianos & Cambanis S.A.

Fragoklisias 3a & Granikou Str.

GR 151 25 Marousi

Reg. No. SOEL: E120

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: August 30th, 2013
Chief Executive Officer